UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission file number: 001-41836

Birkenstock Holding plc

(Translation of registrant's name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Birkenstock Holding plc

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2026 and for the three and nine months ended June 30, 2026 and 2025

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In thousands of Euros)	Notes	June 30, 2026	September 30, 2025
Assets
Non-current assets
Goodwill		1,534,560	1,512,270
Intangible assets (other than goodwill)		1,580,844	1,577,248
Property, plant and equipment	7	406,485	357,496
Right-of-use assets	8	221,514	179,762
Deferred tax assets		21,507	11,556
Other assets	11	12,405	28,425
Total non-current assets		3,777,315	3,666,757

Current assets
Inventories	9	843,342	704,417
Trade and other receivables		282,962	160,245
Current tax assets		4,510	6,544
Other current assets	11	61,865	75,090
Cash and cash equivalents		693,635	329,067
Total current assets		1,886,314	1,275,363
Total assets		5,663,629	4,942,120

Shareholders' equity and liabilities
Shareholders' equity
Share premium	10	1,773,818	1,992,302
Other capital reserve		68,920	68,920
Retained earnings		1,007,902	765,905
Accumulated other comprehensive loss		(48,648)	(104,401)
Total shareholders' equity		2,801,992	2,722,726

Non-current liabilities
Loans and borrowings	12	1,678,284	1,128,010
Tax receivable agreement liability	13	299,215	302,400
Lease liabilities	8	189,364	149,338
Provisions		4,963	4,413
Deferred tax liabilities		176,189	163,429
Deferred income	14	9,591	13,657
Other liabilities		5,357	4,477
Total non-current liabilities		2,362,963	1,765,724

Current liabilities
Loans and borrowings	12	9,126	17,133
Tax receivable agreement liability	13	62,044	54,364
Lease liabilities	8	47,891	43,581
Trade and other payables		175,521	136,003
Accrued liabilities		40,227	32,222
Other financial liabilities	11	13,295	4,202
Provisions		32,302	36,338
Contract liabilities		13,457	6,195
Current tax liabilities		69,857	106,958
Other current liabilities		34,954	16,674
Total current liabilities		498,674	453,670
Total liabilities		2,861,637	2,219,394
Total shareholders' equity and liabilities		5,663,629	4,942,120

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

		Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, except share and per share information)	Notes	2026	2025	2026	2025
Revenue	15	719,527	635,042	1,739,761	1,571,091
Cost of sales	16	(294,626)	(250,964)	(757,362)	(637,405)
Gross profit		424,901	384,078	982,399	933,686
Operating expenses
Selling and distribution expenses	16	(186,008)	(162,771)	(449,899)	(407,427)
General and administrative expenses	16	(32,518)	(32,960)	(94,758)	(89,511)
Foreign exchange gain (loss)		(3,520)	9,507	(13,711)	206
Other income, net	6	196	127	12,777	380
Profit from operations		203,051	197,981	436,808	437,334
Finance cost, net	10, 12	(43,009)	(18,302)	(85,963)	(68,692)
Profit before tax		160,042	179,679	350,845	368,642
Income tax expense	17	(50,459)	(50,451)	(108,848)	(114,182)
Net profit		109,583	129,228	241,997	254,460
Items that will be reclassified to profit (loss) if certain conditions are met:
Cumulative translation adjustment gain (loss)		17,926	(113,317)	55,753	(70,889)
Other comprehensive income (loss), net of tax		17,926	(113,317)	55,753	(70,889)
Total comprehensive income		127,509	15,911	297,750	183,571

Earnings per share
Basic	18	0.60	0.69	1.32	1.36
Diluted	18	0.60	0.69	1.32	1.36

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In thousands of Euros, except share information)	Notes	Number of ordinary shares	Share Premium	Other Capital Reserve	Retained Earnings	Accumulated other comprehensive income (loss)	Total equity
Balance at September 30, 2024		187,829,202	2,168,495	68,920	417,578	(29,974)	2,625,019
Net profit		—	—	—	254,460	—	254,460
Other comprehensive income		—	—	—	—	(70,889)	(70,889)
Total comprehensive income		—	—	—	254,460	(70,889)	183,571
Equity-settled share-based compensation expense	20	—	—	189	—	—	189
Issuance of ordinary shares related to vesting of RSUs		4,198	189	(189)	—	—	—
Shares repurchased in connection with Secondary offering	10	(3,927,344)	(176,382)	—	—	—	(176,382)
Balance at June 30, 2025		183,906,056	1,992,302	68,920	672,038	(100,863)	2,632,397

Balance at September 30, 2025		183,906,056	1,992,302	68,920	765,905	(104,401)	2,722,726
Net profit		—	—	—	241,997	—	241,997
Other comprehensive income		—	—	—	—	55,753	55,753
Total comprehensive income		—	—	—	241,997	55,753	297,750
Equity-settled share-based compensation expense	20	—	—	178	—	—	178
Issuance of ordinary shares related to vesting of RSUs		4,043	178	(178)	—	—	—
Shares repurchased in and cancelled in connection with Accelerated Share Repurchase Agreement (incl. €0.2 million transaction costs)	10	(6,022,282)	(218,662)	—	—	—	(218,662)
Balance at June 30, 2026		177,887,817	1,773,818	68,920	1,007,902	(48,648)	2,801,992

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Nine months ended June 30,
(In thousands of Euros)	2026	2025
Cash flows from operating activities
Net profit	241,997	254,460
Adjustments to reconcile net profit to net cash flows from operating activities:
Depreciation and amortization	96,568	81,754
Loss on disposal of property, plant and equipment	223	90
Finance cost, net	85,963	68,692
Net exchange differences	26,109	(1,875)
Gain from bargain purchase	(12,291)	—
Non-cash operating items	178	189
Income tax expense	108,848	114,182
Income tax paid	(142,892)	(123,735)
Changes in working capital:
- Inventories and right to return assets	(86,903)	(62,222)
- Trade and other receivables	(135,944)	(137,630)
- Trade and other payables and accrued liabilities	46,847	27,634
- Other	18,054	9,176
Net cash flows provided by operating activities	246,757	230,715

Cash flows from investing activities
Interest received, net of taxes withheld	2,518	4,317
Purchases of property, plant and equipment	(84,663)	(54,092)
Proceeds from sale of property, plant and equipment	114	36
Purchases of intangible assets	(1,236)	(7,799)
Initial direct costs of right-of-use assets	(808)	(1,430)
Receipt of government grant	738	1,888
Acquisition of subsidiary, net of cash acquired	(9,809)	—
Escrow deposit for acquisition of a subsidiary	(1,826)	—
Net cash flows used in investing activities	(94,972)	(57,080)

Cash flows from financing activities
Repurchase of ordinary shares	(229,706)	(176,382)
Proceeds from loans and borrowings	1,010,000	—
Repayment of loans and borrowings	(462,407)	(6,077)
Payment of transaction costs related to refinancing	(3,614)	(250)
Interest paid	(42,366)	(45,071)
Payments of lease liabilities	(39,513)	(31,512)
Interest portion of lease liabilities	(7,059)	(6,820)
Payment of tax receivable agreement liability	(14,627)	—
Net cash flows provided by (used in) financing activities	210,708	(266,112)

Net increase (decrease) in cash and cash equivalents	362,493	(92,477)
Cash and cash equivalents at beginning of period	329,067	355,843
Net foreign exchange difference	2,075	(1,532)
Cash and cash equivalents at end of period	693,635	261,834

Notes to THE Unaudited INTERIM CONDENSED Consolidated Financial Statements

1. GENERAL INFORMATION

Organization and principal activities

Birkenstock Holding plc (as a standalone entity, the "Holding" and, together with its subsidiaries referred to herein as the “Company” or “Birkenstock”) was formed under the name of BK LC Lux Finco 2 S.à r.l. on February 19, 2021, as a limited liability company organized under Luxembourg law. The Holding’s current business address is 1-2 Berkeley Square, London W1J 6EA, UK. The Holding is registered at the Jersey Financial Services Commission under number 148522.

The Company’s immediate parent is BK LC Lux MidCo S.à r.l. (“MidCo”) and the Company’s ultimate controlling shareholder is LC9 Caledonia AIV GP, LLP (“L Catterton”).

The Company manufactures and sells footbed-based products, including sandals and closed-toe silhouettes, and other products, such as skincare and accessories, for everyday leisure and work.

The Company operates in three operating segments based on its regional hubs: (1) Americas, (2) Europe, Middle East and Africa ("EMEA"), and (3) Asia-Pacific (“APAC”) (see Note 5 – Segment information for further details). The Company sells its products through two main channels: business-to-business (“B2B”) (comprising sales made to established third-party store networks), and direct-to-consumer (“DTC”) (comprising sales made on globally owned online stores via the Birkenstock.com domain and sales made in Birkenstock retail stores).

Seasonality

Revenues of our products are affected by a seasonal pattern that is driven in large part by the weather given the nature of our product mix. While we manufacture our footwear year-round, we generally build up inventory in the colder months to be prepared for an increased demand during the subsequent summer season in the Northern hemisphere. During the warmer months of the year in the Northern Hemisphere, demand for our products from our DTC channel increases while demand for our products from our B2B channel peaks from December through March. While these consumer buying patterns lead to a natural seasonality in revenue, unseasonable weather could significantly affect revenue and profitability. Our geographical breadth, customer diversity and our strategic focus on expanding certain product categories and entering new territories help to mitigate part of the effect of seasonality on results of operations.

2. BASIS OF PRESENTATION

Basis of preparation and consolidation

These interim condensed consolidated financial statements were authorized for issuance on August 13, 2026 by the Company’s board of directors.

These interim condensed consolidated financial statements as of June 30, 2026 and for the three and nine months ended June 30, 2026 and 2025 have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting", as issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended September 30, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

These interim condensed consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and the initial recognition of assets acquired and liabilities assumed in a business combination which are recorded at fair value.

The interim condensed consolidated financial statements comprise the financial statements of Birkenstock Holding plc and its subsidiaries. All intercompany transactions and balances have been eliminated.

All amounts have been rounded to the nearest thousand, except when otherwise indicated.

The fiscal year of the Company ends on September 30.

The companies consolidated in these interim condensed consolidated financial statements are disclosed in the notes to the annual consolidated financial statements for the fiscal year ended September 30, 2025, except that Birkenstock Australia Pty. Ltd. was acquired on October 23, 2025. See Note 6 - Business combination for further details.

Functional and presentation currency

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The reporting currency of the Company is the Euro.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these interim condensed consolidated financial statements are predominantly the same as those applied by the Company in its consolidated financial statements for the fiscal year ended September 30, 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

New and amended standards and interpretations adopted by the Company

The following amended standard became effective for the Company’s fiscal year beginning on October 1, 2025, but did not have a material impact on the unaudited interim condensed consolidated financial statements of the Company:

•
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).

New and amended standards and interpretations issued but not yet effective

The following standard amendments will be effective for the Company's fiscal year beginning October 1, 2026, or thereafter, and are not expected to have a material impact on the unaudited interim condensed consolidated financial statements of the Company:

•
Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments (effective for annual periods beginning on or after January 1, 2026).
•
Annual Improvements to IFRS Accounting Standards – Volume 11 (effective for annual periods beginning on or after January 1, 2026).
•
Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity (effective for annual periods beginning on or after January 1, 2026).
•
IFRS 19 – Subsidiaries without Public Accountability: Disclosures and amendments (effective for reporting periods beginning on or after January 1, 2027).
•
Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency (effective for reporting periods beginning on or after January 1, 2027).
•
Amendments to IAS 28 - the Fair Value Option for Investments in Associates and Joint Ventures (effective upon adoption of IFRS 18).
•
IFRS 20 - Regulatory Assets and Regulatory Liabilities (effective for annual periods beginning on or after January 1, 2029).

The Company is currently assessing the potential impact of the following standards:

•
IFRS 18 – Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027).

4. SIGNIFICANT ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGMENTS

The preparation of Birkenstock’s consolidated financial statements in accordance with IFRS Accounting Standards ("IFRS") requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the interim condensed consolidated financial statements and accompanying notes. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, no significant changes in accounting estimates, assumptions and judgments have occurred compared to the significant accounting judgments, estimates and assumptions discussed in the consolidated financial statements as of and for the fiscal year ended September 30, 2025.

5. SEGMENT INFORMATION

The Company’s operating segments are reported in a manner consistent with the internal reporting provided to and regularly reviewed by the chief operating decision maker (“CODM”), the Chief Executive Officer (“CEO”), and are aligned to the geographical hubs that the Company operates in: Americas; Europe, Middle East, and Africa (“EMEA”); and Asia Pacific ("APAC").

Additionally, the Company has Corporate / Other revenue and expenses, which primarily consists of non-core activities and other administrative costs that are not charged to the operating segments. The CODM uses the measure of adjusted EBITDA to assess operating segments’ performance to make decisions regarding the allocation of resources.

The adjustments to EBITDA relate to foreign exchange gains and losses, secondary offering-related costs, and non-recurring acquisition-related expenses.

As a result of the July 2024 IFRS Interpretations Committee (“IFRIC”) agenda decision that clarified certain IFRS 8 – Operating Segments disclosure requirements, the Company has additionally disclosed Cost of sales by segment starting with the year ended September 30, 2025. The segment information for the three and nine months ended June 30, 2025 has been conformed to the current period presentation.

Assets and liabilities are neither reported nor reviewed by the CODM at the operating segment level.

	Three months ended June 30, 2026

	Americas	EMEA	APAC	Total Reportable Segments
Revenue[1]	347,434	297,217	74,745	719,396
Cost of sales	(153,865)	(109,008)	(31,745)	(294,618)
Reportable Segments Adjusted EBITDA	113,610	119,209	20,129	252,948
Corporate/Other Adjusted EBITDA				(10,458)
Foreign exchange loss				(3,520)
Acquisition-related:
Distributor mark-up reversal[2]				(1,318)
EBITDA				237,652
Depreciation and amortization				(34,601)
Finance cost, net				(43,009)
Profit before tax				160,042

	Three months ended June 30, 2025

	Americas	EMEA	APAC	Total Reportable Segments
Revenue[1]	312,266	258,603	63,178	634,047
Cost of sales	(126,144)	(96,739)	(27,938)	(250,821)
Reportable Segments Adjusted EBITDA	109,459	97,565	20,184	227,208
Corporate/Other Adjusted EBITDA				(8,938)
Foreign exchange gain				9,507
Secondary offering-related costs				(1,546)
EBITDA				226,231
Depreciation and amortization				(28,250)
Finance cost, net				(18,302)
Profit before tax				179,679

	Nine months ended June 30, 2026

	Americas	EMEA	APAC	Total Reportable Segments
Revenue[1]	893,567	651,566	193,624	1,738,757
Cost of sales	(409,492)	(255,553)	(92,287)	(757,332)
Reportable Segments Adjusted EBITDA	281,278	239,484	57,253	578,015
Corporate/Other Adjusted EBITDA				(30,795)
Foreign exchange loss				(13,711)
Acquisition-related:
Gain from bargain purchase				12,291
Distributor mark-up reversal[2]				(12,239)
Transaction costs				(185)
EBITDA				533,376
Depreciation and amortization				(96,568)
Finance cost, net				(85,963)
Profit before tax				350,845

	Nine months ended June 30, 2025

	Americas	EMEA	APAC	Total Reportable Segments
Revenue[1]	835,490	574,207	158,101	1,567,798
Cost of sales	(342,260)	(226,180)	(67,116)	(635,556)
Reportable Segments Adjusted EBITDA	288,710	205,413	51,693	545,816
Corporate/Other Adjusted EBITDA				(25,388)
Foreign exchange gain				206
Secondary offering-related costs				(1,546)
EBITDA				519,088
Depreciation and amortization				(81,754)
Finance cost, net				(68,692)
Profit before tax				368,642

1The remainder of the Company's revenue relates to "Other", the Company's non-core activities. See Note 15 – Revenue from contracts with customers.

2Represents the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty. Ltd. prior to acquisition and the subsequent impact on Cost of sales as such inventory is sold by Birkenstock Australia Pty. Ltd. to third-party customers post-acquisition. See Note 6 – Business combination.

6. BUSINESS COMBINATION

On October 23, 2025, Birkenstock International Asia GmbH completed the acquisition of Birkenstock Australia Pty. Ltd. ("Birkenstock Australia"), the Company's long-standing distributor in Australia. Birkenstock International Asia GmbH acquired 100% of the shares of Birkenstock Australia. This acquisition was made to invest in the Australian market and to further unlock growth potential in the APAC region. The acquisition is accounted for as a business combination using the acquisition method. Birkenstock Australia contributed sales of €37.9 million and income of €23.4 million since the acquisition date of October 23, 2025. Had Birkenstock Australia been acquired at the beginning of fiscal year 2026, additional sales of €4.3 million and income of €0.3 million would have been recognized during the nine months ended June 30, 2026. The results of Birkenstock Australia are included in the APAC operating segment.

A final purchase price of AUD $24.5 million (€13.8 million) was agreed upon during the three months ended March 31, 2026. On April 22, 2026, the second tranche of AUD $12.5 million (€7.6 million) was paid to the seller and AUD $3.0 million (€1.8 million) was transferred into an escrow account. The escrow amount is expected to be released on April 22, 2027 to the extent it is not utilized.

The purchase price allocation was finalized during the three months ended June 30, 2026. Only minor adjustments to the preliminary fair values of certain working capital items were recorded.

The final fair values of assets acquired and liabilities assumed in the acquisition are as follows:

(EUR in thousands)
Assets
Intangible assets (other than goodwill)	689
Property, plant and equipment	577
Right-of-use assets	5,683
Deferred tax assets	535
Other current and non-current assets	704
Inventories	39,501
Trade and other receivables	4,862
Cash and cash equivalents	2,715
Total assets	55,266
Liabilities
Lease liabilities	(5,656)
Provisions	(27)
Deferred tax liabilities	(207)
Trade and other payables	(88)
Accrued liabilities	(751)
Contract liabilities	(331)
Current tax liabilities	(897)
Other current liabilities	(53)
Total liabilities	(8,010)

Total identifiable net assets at fair value	47,256

Gain on bargain purchase	12,291
Total consideration	34,965

Cash consideration payable to Sellers	13,763
Settlement of Accounts receivables from Birkenstock Australia	21,202
Total consideration	34,965

As part of the acquisition, €21.2 million of pre-existing trade payables owed by Birkenstock Australia to the Company were identified, which relate to inventory purchases made prior to the acquisition. This amount was recognized by the Company as Accounts receivables. In accordance with IFRS 3, this arrangement constitutes a pre-existing relationship that is effectively settled upon acquisition as the amounts are eliminated upon consolidation. This settlement is accounted for separately from the acquisition with no gain or loss recognized as the carrying value of the receivables substantially represented their fair value.

Consistent with the Company's accounting policies, the €12.3 million gain on bargain purchase has been recognized as "Other income, net" during the nine months ended June 30, 2026. The gain on bargain purchase arose primarily as the seller was motivated to exit the business in connection with retirement with a focus on ensuring seamless succession and continuity of the exclusively affiliated distribution operations in Australia.

As of June 30, 2026, the Company incurred €0.4 million of acquisition-related costs. €0.2 million was incurred and recognized as "General and administrative expenses" during the nine months ended June 30, 2026, with the remainder recognized during the year ended September 30, 2025.

7. PROPERTY, PLANT AND EQUIPMENT

During the nine months ended June 30, 2026 and 2025, the Company acquired property, plant and equipment with costs of €82.6 million and €55.8 million, respectively. €18.0 million of the additions during the nine months ended June 30, 2026 relate to the acquisition of the production and logistics facility in Wittichenau, Germany. Additionally €0.6 million of the additions relate to the acquisition of Birkenstock Australia. See Note 6 - Business combination. The remainder predominately relates to capital expenditures in the production facilities in Arouca, Portugal, Pasewalk, Germany, and Görlitz, Germany.

8. RIGHT-OF-USE ASSETS

During the nine months ended June 30, 2026 and 2025, the Company added right-of-use assets with costs of €84.2 million and €49.0 million, respectively. The additions during the nine months ended June 30, 2026 mainly related to warehouses and new retail stores. Additionally, €5.7 million of the additions related to the acquisition of Birkenstock Australia. See Note 6 - Business combination.

9. INVENTORIES

	June 30, 2026	September 30, 2025
Raw materials	79,852	71,951
Work in progress	79,321	64,525
Finished goods	684,169	567,941
Inventories	843,342	704,417

During the three and nine months ended June 30, 2026, inventories of €204.2 million and €497.5 million, respectively, were recognized in Cost of sales. During the three and nine months ended June 30, 2025, €170.7 million and €401.9 million, respectively, were recognized in Cost of sales.

As part of the Cost of sales, write-downs of inventories during the three and nine months ended June 30, 2026 amounted to €8.3 million and €13.0 million, respectively. During the three and nine months ended June 30, 2025, write-downs of inventories amounted to €3.3 million and €12.1 million, respectively.

10.
EQUITY

As of June 30, 2026, the Company had 177,887,817 no par value ordinary shares outstanding. As of September 30, 2025 and June 30, 2025, the Company had 183,906,056 no par value ordinary shares outstanding.

Capital Reorganization

Prior to the IPO, the Company completed a capital reorganization. On October 2, 2023, the Company converted its share capital, comprised of 182,721,369 ordinary shares of €1.00 par value into 182,721,369 no par value ordinary shares.

In addition, on October 10, 2023, the Company entered into the TRA with MidCo in consideration for the repurchase of 5,648,465 ordinary shares of the Company from MidCo, which were subsequently cancelled. Please refer to Note 13 – Tax Receivable Agreement for further details on the TRA.

Initial Public Offering

On October 13, 2023, the Company closed its IPO. Birkenstock issued and sold 10,752,688 ordinary shares at an initial public offering price of $46.00. As result of the IPO, the Company had 187,825,592 no par value ordinary shares outstanding. The total proceeds from the IPO available to Birkenstock, net of underwriting discounts and commissions but before expenses, amounted to $473.6 million (€450.0 million). The underwriting commission fees for the IPO totaled €19.8 million. The deferred offering costs, which were deducted from Share Premium as part of the IPO transaction, amounted to €3.0 million. The Company used the majority of the proceeds received from the IPO, together with cash on hand, to repay €100.0 million in aggregate principal amount of the loan outstanding under the agreement with AB-Beteiligungs GmbH (the "Vendor Loan") and $450.0 million (€423.8 million) in aggregate principal amount of borrowings outstanding under the USD-denominated facility under the Senior Term Facilities Agreement entered into by our subsidiary, Birkenstock Limited Partner S.à r.l., in April 2021 (the "Original USD Term Loan").

Secondary Offerings

In June and July 2024, the Company completed a secondary offering of 16,100,000 ordinary shares on behalf of MidCo ("selling shareholder") at a price of $54.00 per share and incurred €1.9 million in associated costs.

On May 30, 2025, the Company completed another secondary offering of 14,000,000 ordinary shares on behalf of MidCo at a price of $52.50 per share (the "May 2025 Secondary Offering"). On the same day, as part of this secondary offering, the underwriters exercised their option to purchase an additional 2,100,000 ordinary shares at $52.50 per share. This resulted in the sale of a total of 16,100,000 ordinary shares, which were held by the selling shareholder. The Company incurred €1.7 million in costs associated with the May 2025 Secondary Offering on behalf of MidCo. These costs were recorded in "General and administrative expenses".

The Company did not issue additional ordinary shares and did not receive any proceeds from the secondary offerings.

MidCo remains the Company's controlling shareholder after both secondary offerings.

Share Redemption

On May 30, 2025, in connection with the May 2025 Secondary Offering, the Company repurchased 3,927,344 ordinary shares by way of redemption from the underwriters ("Share Redemption"). The ordinary shares were repurchased at $50.93 per share, which equals the May 2025 Secondary Offering price per share, less underwriting discounts and commissions. The ordinary shares redeemed by the Company pursuant to the Share Redemption were subsequently cancelled and are no longer outstanding. The Share Redemption was recognized as a €176.4 million reduction to Share premium during the year ended September 30, 2025.

Accelerated Share Repurchase

On May 20, 2026, the Company entered into an accelerated share repurchase agreement (the "ASR Agreement") with Goldman Sachs International ("Goldman Sachs") for the repurchase of some of its ordinary shares. In accordance with the terms of the ASR Agreement, on May 21, 2026, the Company made a payment of $250.0 million (€215.5 million) to Goldman Sachs for 6,022,282 ordinary shares. The ordinary shares were delivered in tranches and subsequently cancelled during the three and nine months ended June 30, 2026. The accelerated share repurchase was completed on June 29, 2026, with an additional payment of $16.1 million (€14.2 million) made to Goldman Sachs on June 30, 2026, based on an agreed upon discount to the daily volume-weighted average price of the Company's ordinary shares during the term of the ASR Agreement.

The repurchased and immediately thereafter cancelled ordinary shares as well as the €0.2 million in directly attributable transactions costs were recognized as a reduction to Share premium during the three and nine months ended June 30, 2026. In addition to the repurchases of the ordinary shares, the ASR Agreement inherently included a forward contract indexed to the Company's own ordinary shares, which was initially accounted for as a financial instrument in the consolidated statements of financial position at fair value. As the agreement was settled as of June 30, 2026, the Company has no balance related to the financial instrument in its consolidated statements of financial position as of June 30, 2026. Changes in fair value of the financial instrument were recognized within the consolidated statements of comprehensive income. The subsequent €10.6 million decrease in fair value during the duration of the ASR Agreement was recognized in "Finance cost, net" during the three and nine months ended June 30, 2026.

11. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments that are carried at fair value on a recurring basis in the consolidated statements of financial position:

			Fair value
	Level	Measurement	June 30, 2026	September 30, 2025
Other assets
Original Senior Notes - embedded derivative	3	FVtPL	—	22,796
New Senior Notes - embedded derivative	3	FVtPL	5,621	—
Other current assets
Currency derivative	2	FVtPL	2,174	16,851
Other financial liabilities
Currency derivative	2	FVtPL	9,307	347

Changes in fair value of derivative assets and liabilities are recognized within the consolidated statements of comprehensive income.

The Company does not carry any further financial instruments at fair value either on a recurring or non-recurring basis. The derivative assets and liabilities are reflected in the statements of financial position within other assets, other current assets and other financial liabilities.

The fair value of the redemption feature embedded in the New Senior Notes (See Note 12 - Loans and borrowings for additional information on the New Senior Notes) is determined by using a Monte Carlo simulation. Under this approach, both risk-free interest rates and credit spreads are simulated using a one-factor Hull-White model. Observable market inputs comprise the risk-free yield curve and market-quoted swap option volatilities. Unobservable inputs include credit spread rates and credit spread volatilities. The latter is estimated based on the historical volatility of credit spread rates observed over a two-year period.

The change in valuation technique to the Monte Carlo simulation provides a more flexible and refined valuation approach for redemption features with multiple potential exercise dates.

For the fair value of the embedded derivative asset, reasonably possible changes as at June 30, 2026 to one of the significant unobservable and observable inputs, holding other inputs constant, would have the following effects:

			Profit or loss
(EUR in thousands)	Input	Movement	Increase	Decrease
June 30, 2026
Credit spread	1.55%	0.4%	(2,513)	4,246
Risk free rate	2.76%	1.0%	(4,330)	12,321
Credit spread volatility	0.66%	10.0%	159	(143)

The following table presents the fair value and fair value hierarchy of the Company’s loans and borrowings carried at amortized cost:

(EUR in thousands)	Level	Nominal value	Carrying value	Fair value
June 30, 2026
EUR Term Loan	2	375,000	375,646	391,588
USD Term Loan	2	102,934	102,931	106,873
Vendor Loan	2	226,908	228,565	236,121
New Senior Notes	2	900,000	900,159	929,668
Revolving Credit Facility[1]	2	80,000	80,109	80,109

September 30, 2025
EUR Term Loan	2	375,000	375,112	387,500
USD Term Loan	2	103,731	103,677	107,246
Vendor Loan	2	217,408	221,391	230,176
Original Senior Notes	2	428,500	444,963	450,961

1The fair value of the Revolving Credit Facility is equal to the carrying value as of June 30, 2026 as the balance was expected to be paid within the fiscal year. See Note 21 - Subsequent events for further information on the repayment of the Revolving Credit Facility.

The following table presents the fair value and fair value hierarchy of the Company's Tax receivable agreement liability carried at amortized cost:

	Level	Carrying value	Fair value
June 30, 2026
Tax receivable agreement liability	3	361,259	365,202

September 30, 2025
Tax receivable agreement liability	3	356,764	370,080

There were no transfers between levels during any reporting period.

There were no further changes in the Company’s valuation processes, valuation techniques and types of inputs used in the fair value measurements during the reporting period.

Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The interim condensed consolidated financial statements do not include all financial risk information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements for the fiscal year ended September 30, 2025.

Capital management

The board of directors of the Company monitors the Company’s capital management on a regular basis. The Company continually assesses the adequacy of the Company’s capital structure and capacity and adjusts within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

12. LOANS AND BORROWINGS

The Company has the following principal and interest payable amounts outstanding for loans and borrowings:

(EUR in thousands)	Year of maturity	June 30, 2026	September 30, 2025
Non-current liabilities
EUR Term Loan	2029	375,000	375,000
USD Term Loan	2029	97,883	98,641
Vendor Loan	2029	226,908	217,408
Vendor Loan - interest payable	N/A	1,657	3,983
Original Senior Notes	2029	—	428,500
New Senior Notes	2033	900,000	—
Revolving Credit Facility	2029	80,000	—
		1,681,448	1,123,532
Original Senior Notes - embedded derivative		—	28,638
New Senior Notes - embedded derivative		4,893	—
Less: amortization under the effective interest method		(8,057)	(24,160)
		1,678,284	1,128,010

Current liabilities
EUR Term Loan - interest payable	N/A	2,344	2,242
USD Term Loan - current portion	2026 / 2027	5,051	5,090
USD Term Loan - interest payable	N/A	384	428
Original Senior Notes - interest payable	N/A	—	9,373
New Senior Notes - interest payable	N/A	1,238	—
Revolving Credit Facility - interest payable	N/A	109	—
		9,126	17,133

Revolving Credit Facility ("RCF")

On March 9, 2026, €5.0 million of the Company’s RCF was separated into a new ancillary facility. With the already existing €10.0 million ancillary facility, the Company has a total of €15.0 million for global guarantees, which will allow the Company to support new global store openings.

On May 19, 2026, the Company utilized €110.0 million of the RCF to support the share repurchases under the ASR Agreement. The Company repaid €30.0 million of the RCF on June 19, 2026. See Note 10 - Equity for further details on the ASR Agreement.

As at June 30, 2026, €130.0 million of the Company's €225.0 million RCF is available. See Note 21 - Subsequent events for details related to full repayment of the RCF.

Senior Notes

On June 19, 2026, Birkenstock Group B.V. & Co. KG, an indirect wholly-owned subsidiary of the Holding, issued senior unsecured notes in an aggregate principal amount of €900.0 million in a debt offering (the "New Senior Notes"). The New Senior Notes are scheduled to mature on June 15, 2033 and bear interest of 4.5% annually. The Company accrued and paid for preliminary banking and issuance fees of €6.0 million, which are capitalized and amortized to "Finance cost, net" using the effective interest method over the life of the New Senior Notes.

The Company recognized the optional redemption clause as an embedded derivative separated from the non-derivative host in the consolidated statement of financial position at an initial fair value of €4.9 million. The subsequent changes in the fair value of the derivative asset is recognized within the consolidated statement of comprehensive income. See Note 11 - Financial instruments and financial risk management for additional details.

On April 29, 2021, Birkenstock Financing S.à r.l. issued notes in an aggregate principal amount of €430.0 million in a debt offering (the “Original Senior Notes”). The Original Senior Notes were scheduled to mature on April 30, 2029 and bore interest of 5.25% annually. The Company paid banking and issuance fees of €14.3 million, which were capitalized and amortized to "Finance cost, net" using the effective interest method over the life of the Original Senior Notes. Using the proceeds from the New Senior Notes, effective June 26, 2026, the Original Senior Notes were redeemed on behalf of Birkenstock Financing S.à r.l.. As a result, a loss of €11.7 million from the accelerated amortization of the transaction costs and derecognition of the embedded derivative was recognized in "Finance cost, net" during the three and nine months ended June 30, 2026.

13. TAX RECEIVABLE AGREEMENT

On October 10, 2023, the Holding entered into the Tax Receivable Agreement ("TRA") with MidCo (together with its permitted successors and assignees' shareholders, the "TRA Participants"). Pursuant to the TRA, the Company must make certain tax benefit payments (which are to be paid in cash in USD) to MidCo as consideration for the Company’s repurchase of 5,648,465 of its ordinary shares from MidCo (please refer to Note 10 - Equity). The TRA requires the Company to make payments to the TRA Participants equal to 85% of certain tax savings (or expected tax savings) in respect of certain tax benefits resulting from the Transaction or that were otherwise available to the Company as of the date of the IPO. Under the TRA, the Company will retain the benefit of the remaining 15% of the applicable tax savings. The timing of payments under the TRA will vary depending upon a number of factors, including the amount, character and timing of the Company's taxable income in the future.

As of October 10, 2023, the future payments expected to be made under the TRA totaled approximately $239.4 million for the USD tranche and €298.9 million for the EUR tranche over the upcoming 12 years (equaling the approximate undiscounted TRA payments). The fair value (level 3 Fair Value assessment) of the liability for these future payments was determined to be €355.8 million as of October 10, 2023. At inception the fair value was calculated based on expected cash flows with an assumption regarding expected tax payments denominated in USD and EUR as well as discounting to a present value using the original discount rate. As the fair value is not less than the amount payable on demand and the TRA could have been terminated at inception, the fair value was determined under the assumption of an early termination. The fair value at inception, together with the respective expected cash flows, determined an effective interest rate for the USD tranche and an effective interest rate for the EUR tranche.

Payments under the TRA are expected to be made in periods following the filing of a tax return in which the Company is able to utilize certain tax benefits to reduce taxes paid to a tax authority. The impact of any changes in the projected obligations under the TRA as a result of changes in the future taxable income, changes in tax legislation or tax rates, or other factors that may impact the Company’s tax savings will be reflected in "Finance cost, net", in the consolidated statements of comprehensive income in the period in which the change occurs.

Subsequent to its inception, the TRA is measured at amortized cost taking into consideration the current expected cash flows from the USD tranche as well as the EUR tranche and the original effective interest rate. The liability is discounted via the effective interest method and the expenses are recognized within "Finance cost, net". The TRA requires payments to be made in USD and for the EUR tranche to be translated to USD at a spot rate determinable on the date of filing the US tax return for the respective fiscal year. At the end of each reporting period, the TRA liability is remeasured from USD to the Company's functional currency, EUR, for both the USD cash flow tranche and any EUR cash flow tranche that has since been translated into USD under the terms of the agreement. The resulting foreign exchange gain or loss is recognized in the statements of comprehensive income.

The total balance of the TRA liability as of June 30, 2026 amounted to €361.3 million, €62.0 million of which is classified as current. The total balance of the TRA liability as of September 30, 2025 amounted to €356.8 million, €54.4 million of which was classified as current. During the nine months ended June 30, 2026, $17.3 million (€14.6 million) of the USD tranche was paid to MidCo. No payments were made during the three months ended June 30, 2026.

14. GOVERNMENT GRANT

During fiscal year 2023, the Company was awarded a government grant by the state of Mecklenburg-Vorpommern, amounting up to €11.3 million, conditional on the investment in a production facility and the creation of 400 permanent jobs in Pasewalk, Germany. The grant is recognized as deferred income and is released to the statement of comprehensive income over the useful life of the respective assets. During the nine months ended June 30, 2026 and 2025, €0.6 million and €1.9 million of cash from the state of Mecklenburg-Vorpommern was received, respectively. Both cash receipts were recorded as a reduction of Other current assets.

15. REVENUE FROM CONTRACTS WITH CUSTOMERS

For disaggregation of revenue by geography refer to Note 5 – Segment information. Disaggregation of revenue by sales channels was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
B2B	441,689	390,156	1,128,482	1,004,685
DTC	277,707	243,891	610,275	563,113
Other	131	995	1,004	3,293
Revenue	719,527	635,042	1,739,761	1,571,091

Our B2B and DTC channels generate revenue across each of our reportable segments. The distribution between B2B and DTC revenue in our reportable segments approximates the distribution of the consolidated group.

16. OPERATING EXPENSES

The following summarizes the depreciation, amortization, personnel costs, and impairment recognized in operating expenses during the three and nine months ended June 30, 2026 and 2025:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Cost of sales	(9,676)	(7,427)	(26,343)	(20,861)
Selling and distribution expenses	(14,377)	(11,098)	(40,183)	(31,881)
General and administrative expenses	(2,594)	(2,460)	(7,758)	(7,464)
Total depreciation	(26,647)	(20,985)	(74,284)	(60,206)

Cost of sales	(69)	(86)	(199)	(194)
Selling and distribution expenses	(6,775)	(6,440)	(19,852)	(20,018)
General and administrative expenses	(531)	(685)	(1,654)	(1,183)
Total amortization	(7,375)	(7,211)	(21,705)	(21,395)

Cost of sales	(59,872)	(54,250)	(174,329)	(163,515)
Selling and distribution expenses	(37,113)	(29,464)	(103,073)	(85,457)
General and administrative expenses	(15,859)	(13,941)	(46,233)	(41,465)
Total personnel costs	(112,844)	(97,655)	(323,635)	(290,437)

Cost of sales	(579)	(54)	(579)	(54)
Selling and distribution expenses	—	—	—	(99)
Total impairment	(579)	(54)	(579)	(153)

Additionally, Selling and distribution expenses predominantly consist of selling and marketing expenses as well as logistics expenses. Selling and marketing expenses amounted to €62.3 million and €134.7 million during the three and nine months ended June 30, 2026, respectively. Selling and marketing expenses were €58.9 million and €131.2 million during the three and nine months ended June 30, 2025, respectively. Logistics expenses amounted to €49.4 million and €115.8 million during the three and nine months ended June 30, 2026. Logistics expenses were €44.1 million and €110.2 million during the three and nine months ended June 30, 2025.

17. INCOME TAX

The Company determined the reporting period's income tax expense based on an estimate of the annual effective income tax rate in the respective countries applied to the pre-tax result before the tax effect of any discrete items of this reporting period. The components of income tax expense are as follows:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Current income taxes	(47,802)	(29,362)	(107,219)	(85,387)
Deferred income taxes	(2,657)	(21,089)	(1,629)	(28,795)
Income tax expense	(50,459)	(50,451)	(108,848)	(114,182)

18. EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the reporting period.

The calculation of earnings per share is as follows:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Weighted number of outstanding shares	181,476,635	186,479,342	183,096,249	187,382,557
Number of shares with dilutive effects	—	—	—	—
Weighted number of outstanding shares (diluted)	181,476,635	186,479,342	183,096,249	187,382,557

Profit attributable to ordinary shareholders	109,583	129,228	241,997	254,460
Basic	0.60	0.69	1.32	1.36
Diluted	0.60	0.69	1.32	1.36

19. COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of its business, the Company enters into purchase obligations related to property, plant and equipment and intangible assets that do not meet the criteria for recognition as at period-end as the asset has not been received and/or costs have not been incurred. The Company also enters into certain lease contracts for buildings, equipment, and vehicles, which do not meet the criteria for recognition as a lease liability as at each period-end.

The aggregated commitments as of June 30, 2026 and September 30, 2025 are as follows:

	June 30, 2026	September 30, 2025
Purchase commitments	50,523	43,526
Future lease payments[1]	44,818	6,090
Total	95,341	49,616

1Relates to leases not yet commenced to which the Company is committed via signed contracts. This mainly relates to new retail stores following our retail expansion strategy.

Contingencies

The Company is defending an action brought by a French distributor as a result of the termination of a business relationship. The plaintiff's initial claim amounted to €94.7 million. On January 25, 2024, the commercial court of Nancy, France, delivered its ruling in favor of the Company. The plaintiff appealed against the decision of the commercial court of Nancy on March 14, 2024 and filed their briefing and claim with the Paris Court of Appeal on June 14, 2024. The Company filed its briefing in response on November 12, 2024. The plaintiff reduced some of its claims but also introduced a new claim. In appeal, their claims total approximately €41.6 million. This change is mainly because the plaintiff made no claim in the appeal regarding the alleged loss of clientele. A court decision on the appeal is not expected before the end of the fiscal year 2026. The Company has recognized a provision for management’s best estimate of probable cash outflow.

20. RELATED PARTY TRANSACTIONS

In the course of the Company’s ordinary business activities, the Company enters into related party transactions with its shareholders and key management personnel.

Parent and ultimate controlling party

The ultimate controlling party of the Company is L Catterton.

Transactions with key management personnel

Key management compensation

Key management personnel for the periods presented consisted of our Chief Executive Officer, Chief Financial Officer, Chief Communications Officer, Chief Legal Officer, Chief Product Officer, Chief Sales Officer, the former Chief Technical Operations Officer (for the comparative period), President EMEA, President Americas and the board of directors.

Key management compensation is comprised of the following:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Short-term employee benefits	5,312	4,764	15,760	14,254
Long-term employee benefits	—	105	—	329
Post-employment benefits	164	166	653	608
Termination benefits	—	—	—	476
Share-based compensation	37	38	257	281
Total	5,513	5,073	16,670	15,948

During the three and nine months ended June 30, 2026, director compensation amounted to €0.1 million and €0.3 million, respectively. During the three and nine months ended June 30, 2025, director compensation amounted to €0.2 million and €0.4 million, respectively. Additionally, certain non-employee directors are granted restricted share units ("RSUs") annually with a total grant date value of €0.3 million. During the three months ended June 30, 2026 and 2025, the Company incurred less than €0.1 million in RSU-related expenses. During the nine months ended June 30, 2026 and 2025, the Company incurred €0.3 million in RSU-related expenses.

Key management personnel transactions

The Company maintains a long-term business relationship related to the production of advertising content with a model agency owned by a family member of our Chief Executive Officer. During the nine months ended June 30, 2026 and 2025, the Company incurred less than €0.1 million in marketing expenses. No marketing expenses were incurred during the three months ended June 30, 2026 and 2025.

The Company leased administrative buildings from Ockenfels Group GmbH & Co. KG (“Ockenfels”), an entity managed by our Chief Executive Officer and controlled by AB-Beteiligungs GmbH and CB Beteiligungs GmbH & Co. KG, (collectively, the "Predecessor Shareholders"). The lease liability amounted to €2.7 million and €0.9 million as of June 30, 2026 and September 30, 2025, respectively. The corresponding right-of-use assets amounted to €0.5 million and €0.8 million as of June 30, 2026 and September 30, 2025, respectively. Additionally, as of June 30, 2026 and September 30, 2025, the Company also had payables due to Ockenfels in the amount of €1.8 million (Other financial liabilities - current), relating to taxes from activities prior to the Transaction, which was received on behalf of the Predecessor Shareholders.

As of June 30, 2026 and September 30, 2025, the Company had outstanding receivables of €9.8 million (Other current assets) due from Ockenfels, predominantly relating to trade and value added taxes in connection with the Transaction in 2021 and to be reimbursed by Ockenfels in accordance with the agreements governing the Transaction.

Other related party transactions

Transactions with other related parties primarily consisted of consulting fees for management services provided by and expenses reimbursed to L Catterton Management Company LLC and other entities affiliated with L Catterton. The Company incurred €0.1 million and €0.2 million in expenses the three and nine months ended June 30, 2026, respectively. For the the three and nine months ended June 30, 2025, the Company incurred €0.1 million and €0.3 million, respectively.

The Company recognized less than €0.1 million and €0.3 million in sales from LVMH affiliated entities during each of the three and nine months ended June 30, 2026, respectively. During the three and nine months ended June 30, 2025, the Company recognized €0.1 million and €0.5 million in sales from LVMH affiliated entities, respectively. The Company and LVMH are related as a director of the Company is also a director of LVMH.

As of June 30, 2026, the Company has a lease liability of €0.9 million owed to CB Beteiligungs GmbH & Co. KG and €0.8 million as of September 30, 2025. The corresponding right-of-use asset amounted to €0.9 million and €0.7 million as of June 30, 2026 and September 30, 2025, respectively.

During the three and nine months ended June 30, 2026, the Company entered into leases with Value Retail Limited affiliated entities and made lease payments in the amount of €0.5 million and €1.1 million, respectively. As of June 30, 2026, the lease liability amounted to €8.1 million. The corresponding right-of-use assets amounted to €7.9 million as of June 30, 2026. The Company and Value Retail Limited are related as directors of the Company are also directors of Value Retail Limited.

As described in Note 10 - Equity, the Company repurchased 3,927,344 ordinary shares from MidCo for €176.4 million during the year ended September 30, 2025.

As described in Note 13 - Tax Receivable Agreement, in October 2023 the Company entered into the TRA with the pre-IPO shareholder MidCo. The outstanding balance of the TRA liability (current and non-current portion) as of June 30, 2026 was €361.3 million and €356.8 million as of September 30, 2025. During the nine months ended June 30, 2026, USD $17.3 million (€14.6 million) of the USD tranche was paid to MidCo. No payments were made during the three months ended June 30, 2026 and the three and nine months ended June 30, 2025.

21. SUBSEQUENT EVENTS

On July 20, 2026, the Company fully repaid the remaining RCF utilization of €80.0 million. As a result, €210.0 million of the RCF is currently available.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes to those statements included in Item 1 of this report on Form 6-K (the "Report"). We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended September 30, 2025 as filed with the SEC on December 18, 2025 (the "Annual Report"). As discussed in the section titled "F. Cautionary Statement Regarding Forward-Looking Statements," the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section.

Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

A. OPERATING RESULTS

Overview

BIRKENSTOCK is a revered global brand rooted in function, quality and tradition dating back to 1774. We are guided by a simple, yet fundamental insight: human beings are intended to walk barefoot on natural, yielding ground, a concept we refer to as “Naturgewolltes Gehen.” Our purpose is to empower all people to walk as intended by nature. The legendary BIRKENSTOCK footbed represents the best alternative to walking barefoot, encouraging proper foot health by evenly distributing weight and reducing pressure points and friction. We believe our function-first approach is universally relevant; all humans — anywhere and everywhere — deserve to walk in our footbed.

We primarily generate revenue through the sale of footbed-based products from our broad portfolio of over 700 silhouettes, anchored by our iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari. We engineer and produce 100% of our footwear in the EU through our vertically integrated manufacturing operations, thereby ensuring each pair sold meets our rigorous quality standards. Our materials and components are primarily sourced from suppliers in Europe and considered to be processed under the highest environmental and social standards in the industry.

Our strongest, most developed segments are the Americas and EMEA, which represented 48% and 41% of revenue, respectively, for the three months ended June 30, 2026, and 51% and 37% of revenue for the nine months ended June 30, 2026, respectively. Our APAC segment has demonstrated considerable growth potential, which has not been fully realized historically due to the finite nature of our product supply as a result of limited production capacities, and our deliberate decisions to prioritize the Americas and EMEA segments.

We optimize growth and profitability through a multi-channel DTC and B2B distribution strategy that we refer to as engineered distribution. We operate our channels synergistically, seeking to grow both simultaneously. We utilize the B2B channel to facilitate brand accessibility while steering consumers to our DTC channel, which offers our complete product range and access to our most desired and unique silhouettes. Across both channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure we sell the right product in the right channel at the right price point. This approach is centered on the strategic calibration of our average selling price ("ASP") and employs key levers such as the expansion of our DTC channel, market conversions from third-party distributors, optimization of our wholesale partner network, increased overall share of premium products and strategic pricing. This process allows us to manage the finite nature of our production capacity with a rigorous focus on control of our brand image and profitability. As a result, we drive top-line growth and margins, prevent brand dilution and deepen our connection to consumers.

Our DTC footprint promotes direct consumer relationships and provides access to BIRKENSTOCK in its purest form. Our DTC channel enables us to express our brand identity, engage directly with our global fan base, capture real-time data on customer behavior and provide consumers with unique product access to our most distinctive styles. Additionally, our high levels of organic demand creation, together with higher ASPs, support consistently attractive profitability in the DTC channel.

Our wholesale strategy is defined by intentionality in partner selection and identifying the best partners in each segment and price point. We segment our wholesale product line availability into specific retailer quality tiers, ensuring we allocate the right product to the right channel for the right consumer. For example, we limit access to our premium 1774 product line and certain collaboration products to a curated group of brand partners. To a great extent, growth is driven by existing doors, as our partners expand the breadth and depth of their BIRKENSTOCK offerings. New doors are primarily in expansionary categories and niche sectors, such as professional, outdoor, children's, and sporting goods retailers.

For our wholesale partners, we are a “must carry” brand based on the enthusiasm with which our consumers pursue our products, as evidenced by our brand consistently being amongst the top performers in our core categories at most of our retail partners. We generate significantly more demand from existing and prospective wholesale customers than we can supply, putting us in an enviable position where we can create scarcity in the market and obtain favorable economic terms on wholesale distribution. The early placement of wholesale orders effectively determines sales to the end-consumer approximately six months in advance and aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real-time insight into the overall market and inventory dynamics.

On July 27, 2025, the United States and the EU announced a trade deal, pursuant to which goods imported from the EU into the United States became subject to an all-inclusive U.S. tariff rate of 15%. On February 20, 2026, the U.S. Supreme Court ruled that U.S. tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") on goods imported into the United States were unauthorized. On the same date, the U.S. administration temporarily imposed a minimum 10% import surcharge for up to 150 days under Section 122 of the Trade Act of 1974 (the "Section 122 Tariffs"), in addition to the previously applicable blended tariff rate of approximately 10%. Effective July 1, 2026, the United States and the EU agreed on a new trade framework maintaining an all-inclusive U.S. tariff rate of 15%, replacing the Section 122 Tariffs, which were due to expire on July 24, 2026. On July 23, 2026, the U.S. administration implemented new tariffs under Section 301 of the Trade Act of 1974, including with respect to the EU, providing the legal framework for tariffs following the expiration of the Section 122 Tariffs. Although we are closely monitoring tariff and trade policy actions taken by the U.S. administration and other governments, the rapidly changing global trade environment continues to create uncertainty, including with respect to the tariffs and surcharges that may apply in the future.

While we produce all our footwear products in the EU, our Americas segment (which comprises the U.S. market) accounts for a significant portion of our revenue (48% in the three months ended June 30, 2026). During the three and nine months ended June 30, 2026, the incremental U.S. tariffs introduced since 2025 adversely impacted gross profit margin, net profit margin and adjusted EBITDA margin. Additionally, during the three months ended June 30, 2026 we have experienced negative impacts from foreign currency translation on gross profit margin, adjusted EBITDA margin and on net profit margin, which we attribute, in part, to the significant ongoing uncertainty surrounding the global trade environment. The effect on adjusted EBITDA margin from incremental U.S. tariffs and currency translation totaled approximately 130 basis points in the three months ended June 30, 2026 and approximately 250 basis points in the nine months ended June 30, 2026. While we have applied for the recovery of IEEPA tariffs paid following the U.S. Supreme Court's ruling on February 20, 2026, we cannot foresee if, when and to what extent such applications will be successful or when any amounts may be recovered. Based on the current landscape, and all other factors remaining constant, we expect the tariffs to result in an increase in our cost of sales, and therefore impact our gross profit margin, adjusted EBITDA margin and net profit margin in fiscal 2026 by approximately 70 basis points. While we do not expect adverse foreign currency fluctuations to impact our gross profit margin, adjusted EBITDA margin or net profit margin in the three months ending September 30, 2026, we expect an approximately 120 basis point adverse impact on these margins for fiscal 2026.

The recent military conflict in the Middle East involving, among others, Iran, the United States and Israel, have resulted in worldwide geopolitical and macroeconomic uncertainty as well as a challenging consumer environment in the region. During the three and nine months ended June 30, 2026 we have experienced negative impacts from the conflict on our revenue (predominantly in the EMEA segment), gross profit, adjusted EBITDA and net profit. While the adverse impact on EMEA revenue was approximately €6 million during the three months ended March 31, 2026, the impact was less pronounced during the three months ended June 30, 2026. Although we cannot predict how the conflict will evolve or the timing and extent of its effects, we expect it to continue to negatively affect our revenue, increase our cost of sales and selling and distribution expenses, and therefore adversely impact our gross profit margin, adjusted EBITDA margin, and net profit margin in fiscal 2026.

Key Financial Highlights

Key highlights for the three months ended June 30, 2026 compared to the three months ended June 30, 2025 include:

•
Revenue of €720 million, an increase of 13% on a reported basis and 15% in constant currency
•
Double-digit revenue growth across all segments: 11% in the Americas on a reported basis (14% in constant currency), 15% in EMEA on a reported basis and in constant currency, and 18% in APAC on a reported basis (23% in constant currency)
•
DTC revenue growth of 14%, 16% in constant currency
•
B2B revenue growth of 13%, 15% in constant currency
•
Gross profit margin of 59.1%, down 140 basis points from 60.5% in the prior-year period primarily due to unfavorable currency translation (60 basis points), incremental U.S. tariffs (70 basis points) and product mix, partly offset by improved capacity absorption; The decrease is further driven by a 20 basis point impact from the mark-up to cost of sales associated with the acquisition of the long-standing distributor Birkenstock Australia Pty. Ltd., which closed on October 23, 2025
•
Adjusted gross profit margin of 59.2%, down 130 basis points from 60.5% in the prior year period primarily due to unfavorable currency translation (60 basis points), incremental U.S. tariffs (70 basis points) and product mix, partly offset by improved capacity absorption
•
Net profit of €110 million, down 15% year-over-year; EPS of €0.60 down 13% from €0.69 in the fiscal third quarter of 2025 mainly due to non-recurring, non-cash expenses associated with the accelerated share repurchase and the refinancing of the senior notes totalling €22 million
•
Excluding non-recurring, non-cash expenses, Adjusted net profit of €134 million, up 15% and Adjusted EPS of €0.74, up 19% year-over-year
•
Adjusted EBITDA of €242 million, up 11%; Adjusted EBITDA margin of 33.7%, down 70 basis points from 34.4% in the prior year period, due to unfavorable currency translation (60 basis points) and incremental U.S. tariffs (70 basis points), partly offset by improved capacity absorption
•
On June 30, 2026, the Company completed a €230 million accelerated share repurchase, reducing the number of outstanding shares by 6 million
•
On June 16, 2026, the Company issued €900 million of 4.50% senior notes; proceeds were used to repay €428.5 million of 5.25% senior notes and add cash to the balance sheet for future share repurchases (up to $500 million), subject to market conditions, debt repayments or general corporate purposes

Non-IFRS Financial Measures and Other Metrics

We report our financial results in accordance with IFRS; however, management believes that certain non-IFRS financial measures and other metrics provide useful information in measuring the operating performance and financial condition of the Company and therefore uses them to make decisions. Management believes this information presents helpful comparisons of financial performance between periods by excluding the effect of certain non-recurring items.

We use non-IFRS financial measures, such as constant currency revenue, constant currency revenue growth, adjusted gross profit, adjusted gross profit margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net profit (loss), adjusted net profit (loss) margin and adjusted basic / diluted earnings (loss) per share to supplement financial information presented in accordance with IFRS. We believe that excluding certain items from our IFRS results allows management to better understand our consolidated financial performance from period-to-period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare IFRS-based financial measures. Moreover, we believe these non-IFRS financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons.

These non-IFRS measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other companies, and they should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

Constant Currency Revenue and Constant Currency Revenue Growth

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	2026	2025
Revenue	719,527	635,042	1,739,761	1,571,091
Revenue, constant currency	731,061	653,311	1,812,467	1,580,049
Revenue growth, constant currency	15%	16%	15%	17%

Our reporting currency is the Euro, and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. The majority of non-Euro transactions are denominated in USD.

The effect of currency exchange rates on our business is an important factor in understanding period-to-period comparisons, which in turn are used in financial and operational decision-making. By viewing our revenue on a constant currency basis, the effects of foreign currency volatility, which is not indicative of our actual results of operations, are eliminated, enhancing the ability to understand our revenue development.

Constant currency information compares results between periods as if exchange rates had remained constant. We define constant currency revenue as total revenue excluding the effect of foreign exchange rate movements and use them to determine constant currency revenue growth on a comparative basis. Constant currency revenue is calculated by translating the current period foreign currency revenue using the prior period exchange rate. Constant currency revenue growth is calculated by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period exchange rates. For example, USD-denominated constant currency revenue for the three months ended June 30, 2026 and the three months ended June 30, 2025 was calculated using the exchange rate of $1.16 to €1 and $1.13 to €1, respectively.

Reconciliation of Revenue to Constant Currency Revenue

The tables below present a reconciliation of constant currency revenue to the most comparable IFRS measure, revenue, for the periods presented.

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2026	2025	2026	2025
Revenue	719,527	635,042	1,739,761	1,571,091
Add (Less):
U.S. Dollar impact	7,478	15,040	56,759	5,819
Canadian Dollar impact	780	2,061	3,541	3,266
Other	3,276	1,168	12,406	(127)
Constant currency revenue	731,061	653,311	1,812,467	1,580,049

	Three months ended June 30,			Constant Currency Growth [%]
(In thousands of Euros)	2026	2025	Growth
B2B	441,689	390,156	13%	15%
DTC	277,707	243,891	14%	16%
Corporate / Other	131	995	(87%)	(87%)
Revenue	719,527	635,042	13%	15%
Americas	347,434	312,266	11%	14%
EMEA	297,217	258,603	15%	15%
APAC	74,745	63,178	18%	23%
Corporate / Other	131	995	(87%)	(87%)
Revenue	719,527	635,042	13%	15%

	Nine months ended June 30,			Constant Currency Growth [%]
(In thousands of Euros, unless otherwise stated)	2026	2025	Growth
B2B	1,128,482	1,004,685	12%	17%
DTC	610,275	563,113	8%	14%
Corporate / Other	1,004	3,293	(70%)	(70%)
Revenue	1,739,761	1,571,091	11%	15%
Americas	893,567	835,490	7%	14%
EMEA	651,566	574,207	13%	14%
APAC	193,624	158,101	22%	29%
Corporate / Other	1,004	3,293	(70%)	(70%)
Revenue	1,739,761	1,571,091	11%	15%

Adjusted Gross Profit and Adjusted Gross Profit Margin

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	2026	2025
Adjusted Gross profit	426,219	384,078	994,638	933,686
Adjusted Gross profit margin	59.2%	60.5%	57.2%	59.4%

We define Adjusted gross profit as gross profit, exclusive of non-recurring or non operating items such as the impact of the distributor mark-up to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to the acquisition and subsequently to cost of sales as Birkenstock Australia Pty Ltd sells that inventory to third-party customers post-acquisition.

Adjusted gross profit margin is defined as adjusted gross profit for the period divided by revenues for the same period. Management uses adjusted gross profit and adjusted gross profit margin to assess operating performance by excluding items that management believes are not indicative of the Company’s ongoing operating results. Management believes this measure provides useful information to investors by facilitating period-to-period comparisons, enhancing understanding of trends in the Company’s cost structure, and aligning external reporting with how operating performance is assessed internally.

Reconciliation of Gross Profit to Adjusted Gross Profit

The table below presents a reconciliation of gross profit to Adjusted gross profit for the periods presented:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2026	2025	2026	2025
Gross profit	424,901	384,078	982,399	933,686
Add Adjustments:
Acquisition-related:
Distributor mark-up reversal(1)	1,318	-	12,239	-
Adjusted gross profit	426,219	384,078	994,638	933,686
Adjusted gross profit margin	59.2%	60.5%	57.2%	59.4%

(1)
Represents the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty. Ltd. prior to acquisition and the subsequent impact on Cost of sales as such inventory is sold by Birkenstock Australia Pty. Ltd. to third-party customers post-acquisition. See Note 6 – Business combination.

Adjusted EBITDA and Adjusted EBITDA Margin

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	2026	2025
Adjusted EBITDA	242,490	218,270	547,220	520,428
Adjusted EBITDA margin	33.7%	34.4%	31.5%	33.1%

Adjusted EBITDA is defined as net profit for the period adjusted for income tax expense, finance cost net, depreciation and amortization, further adjusted for the effect of events such as:

•
Incremental cost of sales due to the distributor mark-up of inventory sold to Birkenstock Australia prior to acquisition;
•
Acquisition-related transaction costs mainly consisting of legal and consulting fees as well as travel expenses;
•
Gain from bargain purchase;
•
Secondary offering related costs; and
•
Realized and unrealized foreign exchange gain (loss).

Reconciliation of Net Profit to Adjusted EBITDA

The table below presents a reconciliation of net profit to Adjusted EBITDA for the periods presented:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2026	2025	2026	2025
Net profit	109,583	129,228	241,997	254,460
Add:
Income tax expense	50,459	50,451	108,848	114,182
Finance cost, net	43,009	18,302	85,963	68,692
Depreciation and amortization	34,601	28,250	96,568	81,754
EBITDA	237,652	226,231	533,376	519,088
Add Adjustments:
Acquisition-related:
Distributor mark-up reversal(1)	1,318	—	12,239	—
Transaction costs(2)	—	—	185	—
Gain from bargain purchase(3)	—	—	(12,291)	—
Secondary offering related costs(4)	—	1,546	—	1,546
Realized and unrealized FX (gain) / loss(5)	3,520	(9,507)	13,711	(206)
Adjusted EBITDA	242,490	218,270	547,220	520,428
Adjusted EBITDA margin	33.7%	34.4%	31.5%	33.1%

(1)
Represents the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty. Ltd. prior to acquisition and the subsequent impact on Cost of sales as such inventory is sold by Birkenstock Australia Pty. Ltd. to third-party customers post-acquisition. See Note 6 – Business combination.
(2)
Represents costs associated with the acquisition of Birkenstock Australia Pty Ltd. Costs mainly include legal fees, consulting fees and travel expenses.
(3)
Represents the excess of the preliminary fair value of the identifiable assets acquired and liabilities assumed in the acquisition of Birkenstock Australia Pty Ltd over the preliminary aggregate consideration transferred.
(4)
Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on
May 30, 2025.
(5)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Adjusted Net Profit and Adjusted Net Profit Margin

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	2026	2025
Adjusted net profit	133,634	116,025	275,204	251,979
Adjusted net profit margin	18.6%	18.3%	15.8%	16.0%

We define adjusted net profit as net profit for the period adjusted for the aforementioned acquisition-related costs, realized and unrealized foreign exchange gain (loss), secondary offering related costs, the fair value loss from the accelerated share repurchase, the loss from derecognition of the original senior notes, as well as the respective income tax effects for these adjustments. Adjusted net profit margin is defined as adjusted net profit for the period divided by revenue for the same period.

Reconciliation of Net Profit to Adjusted Net Profit

The table below presents a reconciliation of net profit to Adjusted net profit for the periods presented:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2026	2025	2026	2025
Net profit	109,583	129,228	241,997	254,460
Add (Less) Adjustments:
Acquisition-related:
Distributor mark-up reversal(1)	1,318	—	12,239	—
Transaction costs(2)	—	—	185	—
Gain from bargain purchase(3)	—	—	(12,291)	—
Secondary offering related costs(4)	—	1,546	—	1,546
Realized and unrealized FX (gain) / loss(5)	3,520	(9,507)	13,711	(206)
Fair value loss from accelerated share repurchase(6)	10,622	—	10,622	—
Loss from decrecognition of the original senior notes(7)	11,717	—	11,717	—
Tax adjustment(8)	(3,126)	(5,242)	(2,976)	(3,821)
Adjusted net profit	133,634	116,025	275,204	251,979
Adjusted net profit margin	18.6%	18.3%	15.8%	16.0%

(1)
Represents the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty. Ltd. prior to acquisition and the subsequent impact on Cost of sales as such inventory is sold by Birkenstock Australia Pty. Ltd. to third-party customers post-acquisition. See Note 6 - Business combination.
(2)
Represents costs associated with the acquisition of Birkenstock Australia Pty Ltd. Costs mainly include legal fees, consulting fees and travel expenses.
(3)
Represents the excess of the preliminary fair value of the identifiable assets acquired and liabilities assumed in the acquisition of Birkenstock Australia Pty Ltd over the preliminary aggregate consideration transferred.
(4)
Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on
May 30, 2025
(5)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(6)
Represents the changes in the fair value of the financial instrument which was recognized to account for the accelerated share repurchase agreement in the consolidated statement of financial position. The impact of the fair value changes was recognized in "finance cost, net".
(7)
Represents the impact from the accelerated amortization of the transaction costs and the derecognition of the embedded derivative of the original senior notes which were redeemed and extinguished on June 26, 2026. The impact was recognized in "finance cost, net".
(8)
Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

Adjusted Basic / Diluted Earnings Per Share

	Three months ended June 30,		Nine months ended June 30,
(In Euros)	2026	2025	2026	2025
Adjusted earnings per share (EPS)
Basic	0.74	0.62	1.50	1.34
Diluted	0.74	0.62	1.50	1.34

We define adjusted earnings per share as adjusted net profit for the period divided by the weighted number of shares outstanding.

Reconciliation of Net Profit to Adjusted Earnings per share

The table below presents a reconciliation of adjusted earnings per share to the most comparable IFRS measure, net profit, for the periods presented:

(In thousands of Euros, except share and per share information)	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025

Net profit	109,583	129,228	241,997	254,460
Adjusted net profit(1)	133,634	116,025	275,204	251,979
Weighted number of outstanding shares	181,476,635	186,479,342	183,096,249	187,382,557
Weighted number of outstanding shares (diluted)	181,476,635	186,479,342	183,096,249	187,382,557
Adjusted earnings per share (EPS)
Basic	0.74	0.62	1.50	1.34
Diluted	0.74	0.62	1.50	1.34

(1)
See "Reconciliation of Net Profit to Adjusted Net Profit" above for a reconciliation of adjusted net profit to net profit.

Net Debt and Net Leverage

We define net debt as the sum of loans and borrowings (non-current), the current portion of the USD Term Loan, current and non-current Lease liabilities, reduced by the amount of cash and cash equivalents.

Net leverage is defined as a ratio of net debt over adjusted EBITDA for the last twelve months (LTM). Net leverage increased to 1.8x as of June 30, 2026 compared to 1.5x as of September 30, 2025, mainly determined by an increase in net debt, driven by the cash outflow in respect to the accelerated share repurchase in the three months ended June 30, 2026.

Reconciliation of Net Debt and Net Leverage

The table below presents a reconciliation of net debt and net leverage to loans and borrowings (non-current) for the periods presented:

	June 30,	September 30,
(In thousands of Euros, unless otherwise stated)	2026	2025
Loans and borrowings (Non-current)	1,678,284	1,128,010
USD Term Loan - current portion	5,051	5,090
Lease liabilities (Non-current)	189,364	149,338
Lease liabilities (Current)	47,891	43,581
Cash and cash equivalents	(693,635)	(329,067)
Net debt	1,226,955	996,952
Adjusted EBITDA (LTM)	693,782	666,990
Net leverage	1.8x	1.5x

Average Selling Price

ASP is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.

Our management uses group ASP in managing and monitoring the performance of the business.

We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.

In addition, we also present ASP growth on a constant currency basis. We define constant currency ASP as ASP excluding the effect of foreign exchange rate movements and use constant currency ASP to determine constant currency ASP growth on a comparative basis. Constant currency ASP is calculated by translating the current period foreign currency ASP using the prior period exchange rate. Constant currency ASP growth is calculated by determining the increase in current period ASP as compared to the prior period ASP, where current period foreign currency ASP is translated using prior period exchange rates. We believe that presenting ASP growth on a constant currency basis offers valuable insight to both management and investors by isolating the Company’s operational performance from foreign exchange rate fluctuations, which are beyond the Company’s control.

Segments

Our three reportable segments align with our geographic operational hubs: the Americas, EMEA, and APAC as described above, which contributed 48%, 41%, and 10% of revenue, respectively, for the three months ended June 30, 2026 as compared to 49%, 41%, and 10% of revenue, respectively, for the three months ended June 30, 2025. The Americas segment includes, among other markets, the United States, Canada, Brazil and Mexico. The United States is our largest and most important market in the Americas segment. The EMEA segment includes, among others, the key markets of Germany, France and the UK. Germany, the country of our primary operations and where the BIRKENSTOCK brand originated, accounts for the largest percentage of revenue in EMEA. The largest markets in the APAC segment include Australia, Japan, China and India.

Revenue and costs not directly managed nor allocated to the geographic operational hubs are recorded in Corporate/Other. Corporate/Other immaterially contributed to our revenue during the three months ended June 30, 2026 and June 30, 2025.

Components of our Results of Operations

Revenue

Revenue is primarily recognized from the sale of our products, including sandals, closed-toe silhouettes and other products, such as care essentials and accessories.

We currently distribute across three reporting segments: Americas, EMEA and APAC. Within each segment, we manage a multi-channel distribution strategy, divided between our DTC and B2B channels. Both channels are important to our strategy and provide differentiated economic benefits and insights.

B2B revenue is recognized when control of the goods has been transferred, depending on the agreement with the customer. Following the transfer of control, the customer has the responsibility to sell the goods and bears the risks of obsolescence and loss in relation to the goods.

DTC channel revenue is recognized when control of the goods has been transferred, either upon delivery to e-commerce consumers or at the point of sale in retail stores. Payment of the transaction price is due immediately when the consumer purchases the goods. When the control of goods has transferred, a refund liability recorded in other current financial liabilities and a corresponding adjustment to revenue is recognized for those products expected to be returned. The Company has a right to recover the product when consumers exercise their right of return, which results in recognizing a right to return goods asset included in other current assets and a corresponding reduction to cost of sales.

Other revenue is comprised of revenue not directly allocated to the geographical operating segments, as well as revenue generated by non-product categories. These categories primarily include license revenue from fees paid to us by our licensees in exchange for the use of our trademarks on their products (mainly our sleep systems business). In addition, other revenue consists of revenue from the sale of leather material to our supplier for footbed cuttings/linings, as well as revenue from the sale of recyclable scrap materials from the production process.

Cost of sales

Cost of sales is comprised primarily of raw materials, consumables and supplies, purchased merchandise, personnel costs, internal handling costs, and overhead costs for the production sites. Freight charges for transfer of work-in-progress inventory between production plants, logistical centers and warehouses as well as inbound freight for raw materials are also included in cost of sales. In addition, duties and tariffs are included in cost of sales. Cost of sales reflect the portion of costs which correspond to the units sold in a given period.

Gross profit and gross profit margin

Gross profit is revenue less cost of sales and gross profit margin measures our gross profit as a percentage of revenue.

Selling and distribution expenses

Selling and distribution expenses are comprised of our selling, marketing, product innovation, outbound shipping and handling costs, all transportation and freight costs incurred after the respective point of sale, and supply chain costs. These expenses are incurred to support and expand our wholesale partner relationships, grow brand awareness and deliver our products to B2B partners, e-commerce consumers and retail stores. These expenses include personnel expenses for sales representatives, leasing expenses related to logistical and selling properties, and amortization of customer relationships.

Selling costs generally correlate with revenue recognition timing and, therefore, experience similar seasonal trends to revenue with the exception of retail store costs, which are primarily fixed and incurred evenly throughout the year. As a percentage of revenue, we expect these selling costs to increase modestly as our business evolves. This increase is expected to be driven primarily by the relative growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores.

Distribution expenses are largely variable in nature and primarily relate to leasing and third-party expenses for warehousing inventories and transportation costs associated with delivering products from distribution centers to B2B partners and end consumers.

General and administrative expenses

General and administrative expenses consist of costs incurred in our corporate service functions, such as costs relating to the finance department, controlling and tax expenses, legal and consulting fees, HR and IT expenses, and global strategic project costs. More specifically, the nature of these costs relates to corporate personnel costs (including salaries, variable incentive compensation and benefits), other professional service costs, rental and leasing expenses for corporate real estate, depreciation and amortization related to software, patents and other rights. General and administrative expenses will increase as we grow as a publicly traded company. We expect these expenses to decrease as a percentage of revenue as we grow due to economies of scale.

Foreign exchange gain/(loss)

The foreign currency exchange gain/(loss) consists primarily of differences in foreign exchange rates between the currencies in which our subsidiaries transact and their functional currencies as measured on the respective transaction date.

Finance income/(cost), net

Finance income represents interest earned from third party providers and income from the potential revaluation of the embedded derivative of the Notes.

Finance costs are comprised of interest payable to third-party providers for term loan financing arrangements, the Notes, the Vendor Loan, leases, employee benefits, expenses from the potential revaluation of the embedded derivative of the Notes, interest on the TRA, amortization of transaction costs and changes in the fair value of the financial instrument which was recognized to account for the accelerated share repurchase. Finance costs also include interest expenses arising from lease liabilities recognized in accordance with IFRS accounting principles. Finance costs are recognized in the consolidated income statement based on the effective interest method.

Income tax (expense) benefit

Income tax includes current income tax and deferred income tax. Income tax is recognized in profit and loss except to the extent that it relates to items recognized in equity or other comprehensive income in which case the income tax expense is also recognized in equity or other comprehensive income. We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. Our subsidiaries in Germany and the U.S. primarily determine the effective tax rate.

Results of Operations

Comparison of the three and nine months ended June 30, 2026 and June 30, 2025

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
Revenue	719,527	635,042	84,485	13%	1,739,761	1,571,091	168,670	11%
Cost of sales	(294,626)	(250,964)	(43,662)	17%	(757,362)	(637,405)	(119,957)	19%
Gross profit	424,901	384,078	40,823	11%	982,399	933,686	48,713	5%
Operating expenses
Selling and distribution expenses	(186,008)	(162,771)	(23,237)	14%	(449,899)	(407,427)	(42,472)	10%
General and administrative expenses	(32,518)	(32,960)	442	(1)%	(94,758)	(89,511)	(5,247)	6%
Foreign exchange gain (loss)	(3,520)	9,507	(13,027)	n.m.	(13,711)	206	(13,917)	n.m.
Other income (loss), net	196	127	69	54%	12,777	380	12,397	n.m.
Profit from operations	203,051	197,981	5,070	3%	436,808	437,334	(526)	(0)%
Finance cost, net	(43,009)	(18,302)	(24,707)	135%	(85,963)	(68,692)	(17,271)	25%
Profit before tax	160,042	179,679	(19,637)	(11)%	350,845	368,642	(17,797)	(5)%
Income tax expense	(50,459)	(50,451)	(8)	0%	(108,848)	(114,182)	5,334	(5)%
Net profit	109,583	129,228	(19,645)	(15)%	241,997	254,460	(12,463)	(5)%

"n.m." means not meaningful.

Revenue

Revenue for the three months ended June 30, 2026 increased by €84.5 million, or 13%, to €719.5 million from €635.0 million for the three months ended June 30, 2025, driven by growing demand across all channels and segments as demonstrated by growth in footwear pairs sold. Revenue growth was particularly strong in the APAC segment with a growth of 18% for the three months ended June 30, 2026. Revenue growth on a reported basis was impacted by unfavorable currency translation of 180 basis points. On a constant currency basis, revenue for the three months ended June 30, 2026 increased by 15% compared to the three months ended June 30, 2025. ASP positively contributed to revenue growth, which was mainly driven by product mix, channel mix and selected price increases.

Revenue for the nine months ended June 30, 2026 increased by €168.7 million, or 11%, to €1,739.8 million from €1,571.1 million for the nine months ended June 30, 2025, driven by growing demand across all channels and segments as demonstrated by growth in footwear pairs sold. Revenue growth was particularly strong in the APAC segment with a growth of 22% for the nine months ended June 30, 2026. Revenue growth on a reported basis was adversely impacted by unfavorable currency translation of 460 basis points. On a constant currency basis, revenue for the nine months ended June 30, 2026 increased by 15% compared to the nine months ended June 30, 2025. On a constant currency basis, ASP positively contributed to revenue growth, which was mainly driven by product mix and selected price increases, partly offset by a higher share of B2B revenues. In addition, revenue for the nine months ended June 30, 2026 was adversely impacted by the military conflict in the Middle East.

Revenue by channel

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
B2B	441,689	390,156	51,533	13%	1,128,482	1,004,685	123,797	12%
DTC	277,707	243,891	33,816	14%	610,275	563,113	47,162	8%
Corporate / Other	131	995	(864)	(87)%	1,004	3,293	(2,289)	(70)%
Revenue	719,527	635,042	84,485	13%	1,739,761	1,571,091	168,670	11%

Revenue generated by our B2B channel for the three months ended June 30, 2026 increased by €51.5 million, or 13% on a reported basis and 15% in constant currency, to €441.7 million from €390.2 million for the three months ended June 30, 2025.

Revenue generated by our B2B channel for the nine months ended June 30, 2026 increased by €123.8 million, or 12% on a reported basis and 17% in constant currency, to €1,128.5 million from €1,004.7 million for the nine months ended June 30, 2025.

The increase on both reported and constant currency basis was driven by strong growth across all regions and mainly with existing partners.

Revenue generated by our DTC channel for the three months ended June 30, 2026 increased by €33.8 million, or 14% on a reported basis and 16% in constant currency, to €277.7 million from €243.9 million for the three months ended June 30, 2025, resulting in a DTC penetration of 39% for the three months ended June 30, 2026, up 20 basis points compared to the three months ended June 30, 2025.

Revenue generated by our DTC channel for the nine months ended June 30, 2026 increased by €47.2 million, or 8% on a reported basis and 14% in constant currency, to €610.3 million from €563.1 million for the nine months ended June 30, 2025, resulting in a DTC penetration of 35%, compared to a DTC penetration of 36% for the nine months ended June 30, 2025. In constant currency, the development in DTC revenue was supported by growth across all regions. In reported currency, all regions except the Americas contributed positively to the growth development. The Company further amplified its own-store footprint with the addition of 13 new own stores during the three months ended June 30, 2026, bringing the total number of own retail stores to 124 as of June 30, 2026. On a segment level, DTC revenue growth was strongest in the APAC segment.

Revenue for Corporate/Other for the three months ended June 30, 2026 decreased by €0.9 million, or 87%, to €0.1 million from €1.0 million for the three months ended June 30, 2025. Revenue for Corporate/Other for the nine months ended June 30, 2026 decreased by €2.3 million, or 70%, to €1.0 million from €3.3 million for the nine months ended June 30, 2025. Other revenue was primarily comprised of sales of leather material to our suppliers for footbed cuttings/linings, as well as sales of recyclable scrap materials from the production process.

Cost of sales

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
Cost of sales	(294,626)	(250,964)	(43,662)	17%	(757,362)	(637,405)	(119,957)	19%

Cost of sales for the three months ended June 30, 2026 increased by €43.7 million, or 17%, to €294.6 million from €251.0 million for the three months ended June 30, 2025. Cost of sales for the nine months ended June 30, 2026 increased by €120.0 million, or 19%, to €757.4 million from €637.4 million for the three months ended June 30, 2025. The increase was primarily attributable to an increase in number of footwear pairs sold, increased U.S. tariffs, product mix, as well as the recognition of incremental cost of sales due to the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to the acquisition and subsequent sale of that inventory by Birkenstock Australia to third-party customers post-acquisition.

Gross profit and gross profit margin

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
Gross profit	424,901	384,078	40,823	11%	982,399	933,686	48,713	5%
Gross profit margin	59.1%	60.5%	(140)bp		56.5%	59.4%	(290)bp

Gross profit for the three months ended June 30, 2026 increased by €40.8 million, or 11%, to €424.9 million from €384.1 million for the three months ended June 30, 2025. Gross profit margin for the three months ended June 30, 2026 contracted by 140 basis points to 59.1% from 60.5% for the three months ended June 30, 2025. The contraction in gross profit margin mainly reflects external effects from incremental U.S. tariffs and unfavorable currency translation in the three months ended June 30, 2026 as compared to the prior year period. Additionally, gross profit margin was negatively impacted by the recognition of incremental cost of sales due to the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to the acquisition and subsequent sale of that inventory by Birkenstock Australia to third-party customers post-acquisition, and product mix effects. The negative effects were partly offset by the improved capacity absorption in the manufacturing network.

Gross profit for the nine months ended June 30, 2026 increased by €48.7 million, or 5%, to €982.4 million from €933.7 million for the nine months ended June 30, 2025. Gross profit margin for the nine months ended June 30, 2026 contracted by 290 basis points to 56.5% from 59.4% for the nine months ended June 30, 2025. The contraction in gross profit margin mainly reflects external effects from incremental U.S. tariffs and unfavorable currency translation in the nine months ended June 30, 2026 as compared to the prior year. Additionally, gross profit margin was negatively impacted by the recognition of incremental cost of sales due to the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to the acquisition and subsequent sale of that inventory by Birkenstock Australia to third-party customers post-acquisition, and channel and product mix effects. The negative effects were partly offset by sales price adjustments (net of input cost increases) and the improved capacity absorption in the manufacturing network.

Selling and distribution expenses

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
Selling and distribution expenses	(186,008)	(162,771)	(23,237)	14%	(449,899)	(407,427)	(42,472)	10%

Selling and distribution expenses for the three months ended June 30, 2026 increased by €23.2 million, or 14%, to €186.0 million from €162.8 million for the three months ended June 30, 2025. Selling and distribution expenses for the three months ended June 30, 2026 increased to 25.9% of revenue compared to 25.6% of revenue for the three months ended June 30, 2025 mainly driven by the ongoing retail store expansion and increased logistics expenses as a result of the military conflicts in the Middle East.

Selling and distribution expenses for the nine months ended June 30, 2026 increased by €42.5 million, or 10%, to €449.9 million from €407.4 million for the nine months ended June 30, 2025. Selling and distribution expenses for the nine months ended June 30, 2025 and 2026 were 25.9% of revenue mainly driven by a higher share of B2B revenue and offset by the ongoing retail expansion.

General and administrative expenses

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
General and administrative expenses	(32,518)	(32,960)	442	(1)%	(94,758)	(89,511)	(5,247)	6%

General and administrative expenses for the three months ended June 30, 2026 decreased by €0.4 million, or 1%, to €32.5 million from €33.0 million for the three months ended June 30, 2025. As a percentage of revenue, general and administrative expenses decreased by 70 basis points to 4.5% for the three months ended June 30, 2026 from 5.2% for the three months ended June 30, 2025. The absolute decrease in general and administrative expenses was primarily driven by secondary offering related costs of €1.5 million incurred in the three months ended June 30, 2025.

General and administrative expenses for the nine months ended June 30, 2026 increased by €5.2 million, or 6% to €94.8 million from €89.5 million for the nine months ended June 30, 2025. As a percentage of revenue, general and administrative expenses decreased by 30 basis points to 5.4% for the nine months ended June 30, 2026 from 5.7% for the nine months ended June 30, 2025. The absolute increase in general and administrative expenses was primarily driven by higher IT expenses, partly offset by secondary offering related costs of €1.5 million incurred in the nine months ended June 30, 2025.

Foreign exchange gain (loss)

Foreign exchange loss for the three months ended June 30, 2026 increased by €13.0 million, to €3.5 million from a €9.5 million foreign exchange gain for the three months ended June 30, 2025. The foreign exchange loss was primarily driven by the valuation of foreign exchange forward contracts, the EUR conversion of the USD tax receivable agreement liability and foreign exchange losses from the EUR conversion of USD intercompany receivables and payables in the three months ended June 30, 2026.

Foreign exchange loss for the nine months ended June 30, 2026 increased by €13.9 million to €13.7 million from a €0.2 million foreign exchange gain for the nine months ended June 30, 2025. The foreign exchange loss was primarily driven by the valuation of foreign exchange forward contracts and the EUR conversion of the USD tax receivable agreement liability.

Finance cost, net

Finance cost, net for the three months ended June 30, 2026 increased by €24.7 million, or 135%, to €43.0 million from €18.3 million for the three months ended June 30, 2025. The increase was primarily attributable to the non-cash fair value loss from the accelerated share repurchase (€10.6 million) and the non-cash loss from the derecognition of the Original Senior Notes (€11.7 million). Finance cost, net for the three months ended June 30, 2026 further increased from higher interest expenses for the New Senior Notes.

Finance cost, net for the nine months ended June 30, 2026 increased by €17.3 million, or 25% , to €86.0 million from €68.7 million for the nine months ended June 30, 2025. The increase was primarily attributable to the aforementioned effects recognized in the three months ended June 30, 2026.

Income tax (expense) benefit

Income tax expense for the three months ended June 30, 2026 and for the three months ended June 30, 2025 were €50.5 million. The effective tax rate increased to 31.5% for the three months ended June 30, 2026 from 28.1% for the three months ended June 30, 2025. This development was primarily driven by higher tax losses for which no deferred taxes have been recognized in the three months ended June 30, 2026, as compared to the prior-year period.

Income tax expense for the nine months ended June 30, 2026 decreased by €5.3 million, or 5%, to €108.8 million from €114.2 million for the nine months ended June 30, 2025. The effective tax rate remained stable at 31.0% for the nine months ended June 30, 2026 and 2025.

Net profit

Net profit for the three months ended June 30, 2026 contracted by €19.6 million to a net profit of €109.6 million from a net profit of €129.2 million for the three months ended June 30, 2025. Net profit margin for the three months ended June 30, 2026 contracted to a net profit margin of 15.2% from 20.3% for the three months ended June 30, 2025. The decrease of net profit was primarily attributable to unfavorable currency translation, incremental U.S. tariffs and the aforementioned non-cash impacts in finance costs, net.

Net profit for the nine months ended June 30, 2026 decreased by €12.5 million to a net profit of €242.0 million from a net profit of €254.5 million for the nine months ended June 30, 2025. Net profit margin for the nine months ended June 30, 2026 contracted to 13.9% from 16.2% for the nine months ended June 30, 2025. The decrease was primarily attributable to unfavorable currency translation, incremental U.S. tariffs and the aforementioned non-cash impacts in finance costs, net, partly offset by business growth.

Adjusted Gross Profit and Adjusted Gross Profit margin

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
Adjusted Gross Profit	426,219	384,078	42,141	11%	994,638	933,686	60,952	7%
Adjusted Gross Profit margin	59.2%	60.5%	(130)bp		57.2%	59.4%	(220)bp

Adjusted gross profit for the three months ended June 30, 2026 increased by €42.1 million, or 11%, to €426.2 million from €384.1 million for the three months ended June 30, 2025. The contraction of 130 basis points of the adjusted gross profit margin for the three months ended June 30, 2026 to 59.2% from 60.5% for the three months ended June 30, 2025, was mainly driven by unfavorable currency translation, incremental U.S. tariffs and product mix, and was partly offset by the improved capacity absorption in the manufacturing network.

Adjusted gross profit for the nine months ended June 30, 2026 increased by €61.0 million, or 7%, to €994.6 million from €933.7 million for the nine months ended June 30, 2025. The contraction of 220 basis points of the adjusted gross profit margin for the nine months ended June 30, 2026 to 57.2% from 59.4% in the nine months ended June 30, 2025 was mainly driven by unfavorable currency translation, incremental U.S. tariffs, and channel and product mix effects, and was partly offset by sales price adjustments (net of input cost increases), and the improved absorption in the manufacturing network.

Adjusted EBITDA and Adjusted EBITDA margin

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
Adjusted EBITDA	242,490	218,270	24,220	11%	547,220	520,428	26,792	5%
Adjusted EBITDA margin	33.7%	34.4%	(70)bp		31.5%	33.1%	(160)bp

Adjusted EBITDA for the three months ended June 30, 2026 increased by €24.2 million, or 11%, to €242.5 million from €218.3 million for the three months ended June 30, 2025. The contraction of 70 basis points of the adjusted EBITDA margin for the three months ended June 30, 2026 to 33.7% from 34.4% for the three months ended June 30, 2025, was mainly driven by unfavorable currency translation and incremental U.S. tariffs, and was partly offset by the improved capacity absorption in the manufacturing network and other effects.

Adjusted EBITDA for the nine months ended June 30, 2026 increased by €26.8 million, or 5%, to €547.2 million from €520.4 million for the nine months ended June 30, 2025. The contraction of 160 basis points of the EBITDA margin for the nine months ended June 30, 2026 to 31.5% from 33.1% in the nine months ended June 30, 2025 was mainly driven by unfavorable currency translation, incremental U.S. tariffs and channel mix effects, and was partly offset by sales price adjustments (net of input cost increases), the improved absorption in the manufacturing network and other effects.

Adjusted net profit and Adjusted net profit margin

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
Adjusted net profit	133,634	116,025	17,609	15%	275,204	251,979	23,225	9%
Adjusted net profit margin	18.6%	18.3%	30bp		15.8%	16.0%	(20)bp

Adjusted net profit for the three months ended June 30, 2026 increased by €17.6 million, or 15%, to €133.6 million from €116.0 million for the three months ended June 30, 2025, primarily driven by strong business growth, partly offset unfavorable currency translation and incremental U.S. tariffs.

Adjusted net profit for the nine months ended June 30, 2026 increased by €23.2 million, or 9% to €275.2 million from €252.0 million for the nine months ended June 30, 2025, primarily driven by strong business growth, partly offset by unfavorable currency translation, incremental U.S. tariffs and the negative revaluation of the embedded derivative of the Original Senior Notes.

Revenue by segment

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
Americas	347,434	312,266	35,168	11%	893,567	835,490	58,077	7%
EMEA	297,217	258,603	38,614	15%	651,566	574,207	77,359	13%
APAC	74,745	63,178	11,567	18%	193,624	158,101	35,523	22%
Reportable segment revenue	719,396	634,047	85,349	13%	1,738,757	1,567,798	170,959	11%
Corporate / Other	131	995	(864)	(87)%	1,004	3,293	(2,289)	(70)%
Group revenue	719,527	635,042	84,485	13%	1,739,761	1,571,091	168,670	11%

Revenue for the Americas segment for the three months ended June 30, 2026 increased by €35.2 million, or 11%, to €347.4 million from €312.3 million for the three months ended June 30, 2025, mainly driven by revenue growth in the B2B channel, which outpaced growth in DTC. Revenue growth in the Americas was attributable to an increase in footwear pairs sold, partially offset by negative ASP growth mainly due to unfavorable currency translation and channel mix during the three months ended June 30, 2026. On a constant currency basis, revenue for the Americas segment increased by 14%.

Revenue for the Americas segment for the nine months ended June 30, 2026 increased by €58.1 million, or 7%, to €893.6 million from €835.5 million for the nine months ended June 30, 2025, mainly driven by revenue growth in the B2B channel, which outpaced growth in DTC. Revenue growth in the Americas was attributable to an increase in footwear pairs sold, partially offset by negative ASP growth on a reported currency basis due to unfavorable currency translation and channel mix during the nine months ended June 30, 2026. On a constant currency basis, revenue for the Americas segment increased by 14%.

Revenue for the EMEA segment for the three months ended June 30, 2026 increased by €38.6 million, or 15%, to €297.2 million from €258.6 million for the three months ended June 30, 2025 driven by growth in both the B2B and DTC channels. DTC growth accelerated in the three months ended June 30, 2026 and outpaced B2B. Revenue growth in EMEA was attributable to increases in footwear pairs sold and ASP.

Revenue for the EMEA segment for the nine months ended June 30, 2026 increased by €77.4 million, or 13%, to €651.6 million from €574.2 million for the nine months ended June 30, 2025 driven by growth in both the B2B and DTC channels with DTC outpacing B2B. Revenue growth in EMEA was attributable to increases in footwear pairs sold and ASP. The revenue growth was partly offset by the impacts of the military conflict in Middle East.

Revenue for the APAC segment for the three months ended June 30, 2026 increased by €11.6 million, or 18%, to €74.7 million from €63.2 million for the three months ended June 30, 2025 driven by growth in both the B2B and DTC channel with DTC outpacing B2B. The revenue increase in APAC was attributable to growth in footwear pairs sold and ASP. On a constant currency basis, revenue for the APAC segment increased by 23%.

Revenue for the APAC segment for the nine months ended June 30, 2026 increased by €35.5 million, or 22%, to €193.6 million from €158.1 million for the nine months ended June 30, 2025 driven by growth in both the B2B and DTC channel with DTC outpacing B2B. The revenue increase in APAC was attributable to growth in footwear pairs sold and ASP. On a constant currency basis, revenue for the APAC segment increased by 29%.

Revenue for Corporate/Other for the three months ended June 30, 2026 decreased by €0.9 million, or 87%, to €0.1 million from €1.0 million for the three months ended June 30, 2025. Other revenue was comprised of sales of leather material to our supplier for footbed cuttings/linings, as well as sales of recyclable scrap materials from the production process.

Revenue for Corporate/Other for the nine months ended June 30, 2026 decreased by €2.3 million, or 70%, to €1.0 million from €3.3 million for the nine months ended June 30, 2025. Other revenue was primarily comprised of sales of leather material to our supplier for footbed cuttings/linings, as well as sales of recyclable scrap materials from the production process.

Adjusted EBITDA and Adjusted EBITDA margin by segment

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2026	2025	Change	% Change	2026	2025	Change	% Change
Americas	113,610	109,459	4,151	4%	281,278	288,710	(7,432)	(3)%
	32.7%	35.1%	(240)bp		31.5%	34.6%	(310)bp
EMEA	119,209	97,565	21,644	22%	239,484	205,413	34,071	17%
	40.1%	37.7%	240bp		36.8%	35.8%	100bp
APAC	20,129	20,184	(55)	(0)%	57,253	51,693	5,560	11%
	26.9%	31.9%	(500)bp		29.6%	32.7%	(310)bp
Reportable segment adjusted EBITDA	252,948	227,208	25,740	11%	578,015	545,816	32,199	6%
	35.2%	35.8%	(60)bp		33.2%	34.8%	(160)bp
Corporate / Other	(10,458)	(8,938)	(1,520)	17%	(30,795)	(25,388)	(5,407)	21%
	n.m.	n.m.	n.m.		n.m.	n.m.	n.m.
Group adjusted EBITDA	242,490	218,270	24,220	11%	547,220	520,428	26,792	5%
Adjusted EBITDA margin	33.7%	34.4%	(70)bp		31.5%	33.1%	(160)bp

Adjusted EBITDA in the Americas segment for the three months ended June 30, 2026 increased by €4.2 million, or 4%, to €113.6 million from €109.5 million for the three months ended June 30, 2025. Adjusted EBITDA margin in the Americas segment contracted by 240 basis points to 32.7% for the three months ended June 30, 2026 from 35.1% for the three months ended June 30, 2025. The margin contraction was mainly driven by unfavorable currency translation and incremental U.S. tariffs. The contraction was partially offset by selective price increases which became effective in July 2025 and a decreased share of selling and distribution expenses in relation to revenue mainly driven by a higher share of B2B revenue with lower selling and distribution expenses in B2B compared to DTC.

Adjusted EBITDA in the Americas segment for the nine months ended June 30, 2026 decreased by €7.4 million, or 3%, to €281.3 million from €288.7 million.for the nine months ended June 30, 2025. Adjusted EBITDA margin in the Americas segment contracted by 310 basis points to 31.5% for the nine months ended June 30, 2026 from 34.6% for the nine months ended June 30, 2025. The margin contraction was mainly driven by unfavorable currency translation and incremental U.S. tariffs. The contraction was partially offset by selective price increases which became effective in July 2025 and a decreased share of selling and distribution expenses in relation to revenue mainly driven by a higher share of B2B revenue with lower selling and distribution expenses in B2B compared to DTC.

Adjusted EBITDA in the EMEA segment for the three months ended June 30, 2026 increased by €21.6 million, or 22%, to €119.2 million from €97.6 million for the three months ended June 30, 2025. Adjusted EBITDA margin in the EMEA segment expanded by 240 basis points from 37.7% for the three months ended June 30, 2025 to 40.1% for the three months ended June 30, 2026, mainly driven by gross profit margin expansion from improved capacity absorption and a decreased share of selling and distribution expenses in the three months ended June 30, 2026 compared to three months ended June 30, 2025.

Adjusted EBITDA in the EMEA segment for the nine months ended June 30, 2026 increased by €34.1 million, or 17%, to €239.5 million from €205.4 million for the nine months ended June 30, 2025. Adjusted EBITDA margin in the EMEA segment increased by 100 basis points from 35.8% for the nine months ended June 30, 2025 to 36.8% for the nine months ended June 30, 2026 mainly driven by gross profit margin expansion from improved capacity absorption, retail store expansion and lower general and administrative expenses.

Adjusted EBITDA in the APAC segment for the three months ended June 30, 2026 decreased by €0.1 million, or (0)%, to €20.1 million from €20.2 million for the three months ended June 30, 2025. Adjusted EBITDA margin in the APAC segment contracted by 500 basis points from 31.9% for the three months ended June 30, 2025 to 26.9% for the three months ended June 30, 2026. The decrease was mainly driven by unfavorable currency translation and seasonality effects from the acquisition of Birkenstock Australia.

Adjusted EBITDA in the APAC segment for the nine months ended June 30, 2026 increased by €5.6 million, or 11%, to €57.3 million from €51.7 million for the nine months ended June 30, 2025. Adjusted EBITDA margin in the APAC segment contracted by 310 basis points from 32.7% for the nine months ended June 30, 2025 to 29.6% for the nine months ended June 30, 2026, mainly driven by unfavorable currency translation, changes in geographic mix and seasonality effects from the acquisition of Birkenstock Australia.

Adjusted EBITDA in Corporate / Other for the three months ended June 30, 2026 decreased by €1.5 million to €(10.5) million from €(8.9) million for the three months ended June 30, 2025.

Adjusted EBITDA in Corporate / Other for the nine months ended June 30, 2026 decreased by €5.4 million to €(30.8) million from €(25.4) million for the nine months ended June 30, 2025.

For reconciliations to the most directly comparable IFRS measure, see section above titled “—Non-IFRS Financial Measures and Other Metrics.”

B. LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity requirements are to service our debt, to fund our operations and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, including those discussed in this section and the sections titled “Item 3. Key Information—D. Risk Factors” and "Item 5. Operating and Financial Review and Prospects — D. Factors Affecting Performance and Trend Information" in our Annual Report. We expect to finance our operations and working capital needs for the next 12 months from cash generated through operations.

Cash Flows

The following table summarizes the Company’s consolidated statement of cash flows for the three months ended June 30, 2026 and 2025.

	Three months ended June 30,		Nine months ended June 30,
(in thousands of Euros)	2026	2025	2026	2025
Total cash provided by (used in):
Operating activities	246,457	260,648	246,757	230,715
Investing activities	(34,813)	(21,083)	(94,972)	(57,080)
Financing activities	279,807	(210,128)	210,708	(266,112)
Increase (decrease) in cash and cash equivalents	491,451	29,437	362,493	(92,477)
Effects of foreign currency exchange rate changes on cash and cash equivalents	717	(3,002)	2,075	(1,532)

Cash flows provided by operating activities

Cash flows provided by operating activities for the three months ended June 30, 2026 were €246.5 million, driven by net profit of €109.6 million and adjustments to net profit of €53.3 million as well as cash inflows from working capital of €83.5 million. Adjustments to net profit mainly included depreciation and amortization of €34.6 million, income tax expense of €50.5 million, finance costs, net of €43.0 million, and net exchange differences of €2.7 million which were partially offset by income tax paid of €77.4 million. Cash inflows from working capital were largely driven by trade and other payables and accrued liabilities of €35.0 million, trade and other receivables of €16.5 million, inventories and right to return assets of €3.5 million and other items (mainly contract liabilities, non-income taxes).

Cash flows provided by operating activities for the three months ended June 30, 2025 were €260.6 million, driven by net profit of €129.2 million and adjustments to net profit of €76.6 million as well as cash inflows from working capital of €54.8 million. Adjustments to net profit mainly included income tax expense of €50.5 million, depreciation and amortization of €28.3 million, and finance costs, net of €18.3 million which were partially offset by income tax paid of €10.1 million and net exchange differences of €10.2 million. Cash inflows for working capital were largely driven by trade and other payables and accrued liabilities of €32.6 million, inventories and right to return assets of €6.5 million and other items, partially offset by trade and other receivables of €2.9 million.

Cash flows provided by operating activities for the nine months ended June 30, 2026 were €246.8 million, driven by net profit of €242.0 million and adjustments to net profit of €162.7 million as well as cash outflows from working capital of €157.9 million. Adjustments to net profit included depreciation and amortization of €96.6 million, finance cost, net of €86.0 million, income tax expense of €108.8 million, and net exchange differences of €26.1 million, and were partially offset by income tax paid of €142.9 million and gain from bargain purchase of €12.3 million. Cash outflows from working capital were largely driven by trade and other receivables of €135.9 million and inventories and right to return assets of €86.9 million, partially offset by trade and other payables and accrued liabilities of €46.8 million and other items (mainly contract liabilities, non-income taxes).

Cash flows provided by operating activities for the nine months ended June 30, 2025 were €230.7 million, driven by net profit of €254.5 million and adjustments to net profit of €139.3 million as well as cash outflows from working capital of €163.0 million. Adjustments to net profit mainly included income tax expense of €114.2 million, depreciation and amortization of €81.8 million, and finance cost, net of €68.7 million, which were partially offset by income tax paid of €123.7 million. Cash outflows for working capital were largely driven by trade and other receivables of €137.6 million and inventories and right to return assets of €62.2 million, partially offset by trade and other payables and accrued liabilities of €27.6 million.

Cash flows used in investing activities

Cash flows used in investing activities for the three months ended June 30, 2026 were €34.8 million compared to €21.1 million for the three months ended June 30, 2025. The increase in cash flows used in investing activities of €13.7 million was primarily due to an increase in purchases of property, plant and equipment of €5.7 million, to €26.2 million and the payment of second tranche of AUD $12.5 million (€7.6 million) for the acquisition of Birkenstock Australia Pty Ltd. An additional AUD $3.0 million (€1.8 million) was transferred into an escrow account. The escrow amount is expected to be released on April 22, 2027.

Cash flows used in investing activities for the nine months ended June 30, 2026 were €95.0 million compared to €57.1 million for the nine months ended June 30, 2025. The increase in cash flows used in investing activities was mainly due to an increase in purchases of property, plant and equipment of €30.6 million to €84.7 million, mainly due to the Wittichenau acquisition and investments into the manufacturing network and retail expansion. The increase is further driven by the acquisition of Birkenstock Australia Pty Ltd.

Cash flows provided by (used in) financing activities

Cash flows provided by financing activities for the three months ended June 30, 2026 were €279.8 million compared to €210.1 million used in the three months ended June 30, 2025. The change in cash flows provided by / used in financing activities was mainly driven by proceeds from loans and borrowings of €1,010.0 million, partially offset by a €457.9 million increase in repayments of loans and borrowings, a €53.3 million increase in repurchases of ordinary shares, a €3.5 million increase in lease liability payments and an increase in interest paid (€1.5 million).

Cash flows provided by financing activities for the nine months ended June 30, 2026 were €210.7 million compared to €266.1 million used in the nine months ended June 30, 2025 . The change in cash flows provided by / used in financing activities was mainly driven by proceeds from loans and borrowings of €1,010.0 million, partially offset by €456.3 million increase in repayments of loans and borrowings, a €53.3 million increase in repurchases of ordinary shares, a tax receivable agreement liability payment of €14.6 million and a €8.0 million increase in lease liability payments.

Indebtedness

The following table sets forth the amounts owed under the Company’s debt instruments as of June 30, 2026 and September 30, 2025.

			June 30,	September 30,
(in thousands of Euros)	Currency	Repayment	2026	2025
EUR Term Loan	EUR	2029	375,000	375,000
USD Term Loan	USD	2029	102,934	103,731
Vendor Loan	EUR	2029	228,565	221,391
Original Senior Notes	EUR	2029	-	428,500
New Senior Notes	EUR	2033	900,000	-
Revoling Credit Facility	EUR	2029	80,000	-
Interest Payable			4,075	12,043
Original Senior Note - embedded derivative			-	28,638
New Senior Note - embedded derivative			4,893	-
Amortization under the effective interest method			(8,057)	(24,160)
Loans and borrowings			1,687,410	1,145,143

For further information on the Company's debt instruments see "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources" in our Annual Report.

Off-Balance Sheet Arrangements

As of the balance sheet dates of June 30, 2026 and September 30, 2025 we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign exchange risk and interest rate risk. For further discussion and a sensitivity analysis of these risks, see Note 6 — Financial risk management objectives and policies to our 2025 audited consolidated financial statements included in our Annual Report.

D. CRITICAL ACCOUNTING ESTIMATES

Refer to Note 3 — Significant accounting policies and Note 4 — Significant accounting estimates, assumptions and judgments to our unaudited interim condensed consolidated financial statements in Item 1 of this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

E. RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 — Significant accounting policies to our unaudited interim condensed consolidated financial statements in Item 1 of this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

F. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. Many of the forward-looking statements contained in this Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements provide our current expectations, intentions or forecasts of future events. Forward-looking statements include statements about expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not statements of historical fact. Words or phrases such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including the factors described in “Item 3. Key Information—D. Risk Factors” in our Annual Report. In addition, even if our actual results are consistent with the forward-looking statements contained in this Report, those results or developments may not be indicative of results or developments in subsequent periods.

For example, factors that could cause our actual results to vary from projected future results include, but are not limited to:

•
our dependence on the image and reputation of the BIRKENSTOCK brand;
•
the intense competition we face from both established companies and newer entrants into the market;
•
our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms;
•
our ability to adapt to changes in consumer preferences and attract new customers;
•
our ability to attract and retain customers, and the effectiveness and efficiency of our marketing efforts;
•
risks related to merchandise returns;
•
harm to our brand and market share due to counterfeit products;
•
our ability to successfully operate and expand retail stores, and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores;
•
economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them;
•
the relative illiquidity of our real property investments and our ability to sell properties on reasonable terms in response to changing economic, financial and investment conditions;
•
risks related to our non-footwear products;
•
failure to realize expected returns from our investments in our businesses and operations;
•
our ability to adequately manage our acquisitions, investments or other strategic initiatives;
•
our ability to manage our operations at our current size or manage future growth effectively;
•
currency exchange rate fluctuations;

•
risks related to global or regional health events;
•
our dependence on third parties for our sales and distribution channels, as well as deterioration or termination of relationships with major wholesale partners;
•
risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives;
•
operational challenges related to the distribution of our products;
•
seasonality, weather conditions and climate change;
•
adverse events influencing the sustainability of our supply chain or our relationships with major suppliers, or increases in raw materials or labor costs;
•
our ability to effectively manage inventory;
•
unforeseen business interruptions and other operational problems at our production facilities, as well as disruptions to our shipping and delivery arrangements;
•
fluctuations in product costs and availability due to fuel price uncertainty;
•
failure to attract, hire, train and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders;
•
our dependence on the services and reputation of our Chief Executive Officer;
•
adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights;
•
regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems;
•
payment-related risks related to the use of credit cards and debit cards;
•
the reliance of our operations, products, systems and services on complex IT systems;
•
risks related to international markets;
•
risks related to litigation, compliance and regulatory matters, including corporate responsibility and ESG matters;
•
risks related to climate change and regulatory responses to it;
•
inadequate insurance coverage, or increased insurance costs;
•
compliance with existing laws and regulations or changes in such laws and regulations;
•
tax-related risks;
•
risks related to our amount of indebtedness, its restrictive covenants and our ability to repay our debt;
•
control by our Principal Shareholder whose interests may conflict with ours or yours in the future;
•
material weaknesses identified in our internal control over financial reporting and our ability to remediate such material weaknesses;
•
our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules;

•
natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control; and
•
other factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART II OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are subject to litigation from time to time in the ordinary course of business. The results of litigation and claims cannot be predicted with certainty. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position. See “Item 3. Key Information—D. Risk Factors—Risks Related to Legal, Regulatory and Taxation Matters—We are subject to the risk of litigation and other claims” in our Annual Report.

ITEM 1A. RISK FACTORS

For information regarding factors that could affect our business, financial condition and results of operations, see the risk factors described in the section titled "Item 3. Key Information—D. Risk Factors" in our Annual Report and in the section titled "Risk Factors" of our Current Report on Form 6-K filed on June 16, 2026.

ITEM 2. INCORPORATION BY REFERENCE

The information contained in this Report is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-284905) and on Form S-8 (File No. 333-274968) filed with the Securities and Exchange Commission, in each case to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

ITEM 3. OTHER INFORMATION

On August 6, 2026, the Company's board of directors acknowledged the resignation tendered by Alexandre Arnault from his office as a member of the board of directors due to professional commitments, effective as of August 6, 2026. The Company’s board of directors will be called upon to adopt, at the first available meeting, the resolutions to appoint a new independent director once a qualified individual has been identified.

David Kahan, President Americas of the Company’s operating business, was recently diagnosed with non-Hodgkin lymphoma and is undergoing treatment. He expects to continue leading the operations of the Company’s Americas segment throughout this process, while adjusting his workload and schedule. The Company’s leadership is fully supportive and wishes David all the best for a fast and full recovery.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Dated: August 13, 2026

	By:	/s/ Ruth Kennedy
	Name:	Ruth Kennedy
	Title:	Director